MANAGEMENT’S DISCUSSION AND ANALYSIS OF TRILOGY

This Management’s Discussion and Analysis (“MD&A”) contains important information about the business of Trilogy International Partners LLC (“Trilogy”) and its performance for the years ended December 31, 2016, 2015 and 2014. This MD&A should be read in conjunction with Trilogy’s audited consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, together with the notes thereto (the “Trilogy Audited Annual Financial Statements”), prepared in accordance with U.S. GAAP as issued by the Financial Accounting Standards Board.

This MD&A and the Trilogy Audited Annual Financial Statements are being filed by Trilogy International Partners Inc. (“TIP Inc.”) pursuant to Section 4.10 of National Instrument 51-102 – Continuous Disclosure Obligations. The Trilogy Audited Annual Financial Statements are available on TIP Inc.’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. See “About Trilogy” below.

All dollar amounts are in U.S. dollars, unless otherwise stated. Amounts for subtotal, totals and percentage variances included in tables in this MD&A may not sum or calculate using the numbers as they appear in the tables due to rounding. This MD&A is current as of March 27, 2017 and was approved by the Trilogy’s Management Board. This discussion contains forward-looking statements based upon current expectations that involve numerous risks and uncertainties, including those described under the heading “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” included in the Annual Information Form for the year ended December 31, 2016 (“AIF”) filed on SEDAR by TIP Inc. Trilogy’s actual results may differ materially from those contained in any forward-looking statements.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”), including Trilogy’s business outlook for the short and longer term and statements regarding Trilogy’s strategy, plans and future operating performance. Forward-looking statements are provided to help you understand Trilogy’s views of its short and longer term plans, expectations and prospects. Trilogy cautions you that forward-looking statements may not be appropriate for other purposes.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are not promises or guarantees of future performance, they represent Trilogy’s current views and may change significantly. Forward-looking statements are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:

  the absence of unforeseen changes in the legislative and operating frameworks for Trilogy;
  Trilogy meeting its future objectives and priorities;
  Trilogy having access to adequate capital to fund its future projects and plans;
  Trilogy’s future projects and plans proceeding as anticipated;
  taxes payable;
  subscriber growth, pricing, usage and churn rates;
  technology deployment;
  data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources;
  assumptions concerning general economic and industry growth rates; and
  commodity prices, currency exchange and interest rates and competitive intensity.

Forward-looking statements are statements about the future and are inherently uncertain, and Trilogy’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of known and unknown risks, uncertainties and other factors, including, without limitation, those referred to below under “Risk Factors” as well as the heading “Cautionary Note Regarding Forward-Looking Statements,” included in the AIF filed by TIP Inc. on SEDAR and those referred to in TIP Inc.’s other regulatory filings with the U.S. Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. These risks, uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in Trilogy’s forward-looking statements include, without limitation:

  Trilogy has incurred losses in the past and TIP Inc. may incur losses in the future;
  Trilogy’s ability to refinance its indebtedness;
  Trilogy’s status as a holding company;
  Trilogy’s significant level of indebtedness and the refinancing, default and other risks, as well as the limits, restrictive covenants and restrictions resulting therefrom;
  Trilogy’s ability to incur additional debt despite its indebtedness level;
  the risk that Trilogy’s credit ratings could be downgraded;
  Trilogy having insufficient financial resources to achieve its objectives;
  risks associated with any potential acquisition, investment or merger;
  the significant political, social, economic and legal risks of operating in Bolivia;
  the regulated nature of the industry in which Trilogy participates;
  Trilogy’s operations being in markets with substantial tax risks and inadequate protection of shareholder rights;
  the need for spectrum access;
  the use of “conflict minerals” and the effect thereof on manufacturing of certain products, including handsets;
  anti-bribery compliance;
  intense competition;
  lack of control over network termination, roaming and international long distance costs;
  rapid technological change and associated costs;
  reliance on equipment suppliers;
  subscriber “churn” risks, including those associated with prepaid accounts;
  the need to maintain distributor relationships;
  Trilogy’s future growth being dependent on innovation and development of new products;
  security threats and other material disruptions to Trilogy’s wireless network;
  cyber-security risks;
  the ability of Trilogy to protect subscriber information;
  health risks associated with handsets;
  litigation, including class actions and regulatory matters;
  fraud, including device financing, customer credit card, subscription and dealer fraud;
  reliance on management;
  risks associated with the minority shareholders of Trilogy’s subsidiaries;
  general economic risks;
  natural disasters including earthquakes;
  foreign exchange and interest rate changes;
  currency controls;
  interest rate risk;
  Trilogy’s ability to utilize carried forward tax losses;
  payment of dividends;
  tax related risks;
  Trilogy may be required to make distributions to TIP Inc. and the other owners of Trilogy;
  differing interests among Trilogy’s and TIP Inc.’s equity owners;
  volatility of TIP Inc.’s common share price;
  dilution of TIP Inc.’s common shares;
  market coverage of TIP Inc.;
  TIP Inc.’s internal controls over financial reporting;
  new laws and regulations; and

  risks related to TIP Inc. being a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

This list is not exhaustive of the factors that may affect any of Trilogy’s forward-looking statements.

Trilogy’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Trilogy does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Market and other industry data

This MD&A includes industry and trade association data, and projections as well as information that Trilogy has prepared based, in part, upon data, projections and information obtained from independent trade associations, industry publications and surveys and other information available to it. Some data is also based on Trilogy’s good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications, surveys and projections generally state that the information contained therein has been obtained from sources believed to be reliable. Trilogy has not independently verified any of the data from third-party sources nor has it ascertained the underlying economic assumptions relied upon therein. Statements as to Trilogy’s market position are based on market data currently available to Trilogy. Its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included in the AIF. Projections and other forward-looking information obtained from independent sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this MD&A.

Trademarks and other intellectual property rights

Trilogy has proprietary rights to trademarks used in this prospectus, which are important to its business, including, without limitation, 2degrees, NuevaTel and Viva. Trilogy has omitted the “®,” “™” and similar trademark designations for such trademarks but nevertheless reserve all rights to such trademarks. Each trademark, trade name or service mark of any other company appearing in this MD&A is owned by its respective holder.

About Trilogy

Trilogy, a Washington limited liability company, together with its consolidated subsidiaries in New Zealand and Bolivia (collectively referred to in this MD&A as “Trilogy” and the “Company”), is a provider of wireless voice and data communications including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. Trilogy also provides fixed broadband communications to businesses and residential subscribers in New Zealand. Trilogy’s services cover an aggregate population of 15.4 million persons. Trilogy’s founding executives launched operations of Trilogy’s Bolivian subsidiary, Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”), in 2000, when it was owned by Western Wireless Corporation (“Western Wireless”). Trilogy acquired control of NuevaTel from Western Wireless in 2006, shortly after Trilogy was founded. Trilogy launched its greenfield operations in New Zealand, Two Degrees Mobile Limited (“2degrees”), in 2009. As of December 31, 2016, Trilogy had approximately 1,816 employees.

On November 1, 2016, Trilogy and Alignvest Acquistion Corporation (“Alignvest”), whose Class A restricted voting shares and warrants were listed on the Toronto Stock Exchange, announced that they had entered into an arrangement agreement (the “Arrangement Agreement”) to effect a business combination transaction pursuant to a court approved plan of arrangement (the “Arrangement”). The transaction was completed on February 7, 2017 in accordance with the Arrangement Agreement, and Trilogy received $199.3 million of cash in connection with the closing of the transaction. For accounting purposes, the Arrangement was treated as a “reverse acquisition” and recapitalization. The Company was considered the accounting acquirer of Alignvest (whose name was changed to Trilogy International Partners Inc. upon the closing of the transaction). Accordingly, the Company’s historical financial statements as of period ends and for the periods ended prior to the acquisition will become the historical financial statements of TIP Inc. prior to the date of the acquisition. As a result of the transactions contemplated by the Arrangement Agreement, Trilogy became a subsidiary of TIP Inc.

Trilogy’s Strategy

Trilogy’s strategy is to build, acquire and manage wireless operations in markets that are located outside the United States of America and demonstrate the potential for continuing growth. Trilogy believes that the wireless communications business will continue to expand in these markets because of the increasing functionality and affordability of wireless communications technologies as well as the acceleration of wireless data consumption and revenue growth as experienced in more developed countries. Data revenue growth continues to present a significant opportunity with each of Trilogy’s markets in different stages of smartphone and other data-enabled device penetration. Trilogy’s services are provided under Global System for Mobile Communications (“GSM” or “2G”), Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks (“3G”), and Long Term Evolution (“LTE”), a widely deployed fourth generation service (“4G”), technologies. Deployment of 4G in New Zealand and Bolivia enables Trilogy to offer its wireless subscribers in those markets a wide range of advanced services while achieving greater network capacity through improved spectral efficiency. Trilogy believes that 3G and 4G services will continue to be a catalyst for revenue growth from additional data services, such as mobile broadband, internet browsing capabilities, richer mobile content, video streaming and application downloads. Furthermore, in April 2015, Trilogy entered the New Zealand broadband market which allows it to provide both mobile and broadband services to subscribers via bundled products. Trilogy’s bundled service offerings are a key strategic goal, as subscribers embrace a more data intensive lifestyle.

Foreign Currency

In New Zealand, Trilogy generates revenue and incurs costs in New Zealand dollars (“NZD”). Fluctuations in the value of the New Zealand dollar relative to the U.S. dollar can increase or decrease Trilogy’s overall revenue and profitability as stated in U.S. dollars, which is Trilogy’s reporting currency. The following table presents the average New Zealand dollar to U.S. dollar exchange rates for the fiscal years ended December 31, 2016, 2015 and 2014:

	December 31, 2016		December 31, 2015		December 31, 2014
Average NZD to USD exchange rate	0.70		0.70		0.83
% Change	(0%	)	(16%	)

The following table presents the New Zealand dollar to U.S. dollar exchange rates used to translate the assets and liabilities of Trilogy’s New Zealand subsidiary as of December 31, 2016, 2015 and 2014.

	December 31, 2016	December 31, 2015		December 31, 2014
End of period NZD to USD exchange rate	0.69	0.68		0.78
% Change	1%	(13%	)

Overall Performance

The table below summarizes Trilogy’s key financial metrics for the years ended December 31, 2016, 2015 and 2014:

	For the Year Ended December 31,			% Variance
(in thousands)	2016	2015	2014	2016 vs 2015		2015 vs 2014
Postpaid wireless subscribers	717	636	543	13%		17%
Prepaid wireless subscribers	2,876	3,025	3,175	(5%	)	(5%	)
Other wireless subscribers(1)	64	71	72	(9%	)	(3%	)
Wireline subscribers	56	28	-	102%		100%
Total ending subscribers	3,712	3,760	3,790	(1%	)	(1%	)

(in millions, unless otherwise noted)
Service revenues	$584.6	$536.4	$539.5	9%		(1%	)
Total revenues	$763.4	$679.3	$616.8	12%		10%
Loss from continuing operations	$(40.6)	$(41.1)	$(34.9)	(1%	)	18%
Consolidated Adjusted EBITDA(2)	$153.1	$139.4	$144.3	10%		(3%	)
Consolidated Adjusted EBITDA
Margin %(2)	26%	26%	27%	n/m		n/m
Capital expenditures(3)	$107.6	$104.1	$94.4	3%		10%

n/m - not meaningful
(1)Includes public telephony and other wireless subscribers.
(2)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions, see “Definitions and Reconciliations of Non-GAAP Measures” in this MD&A.
(3)Represents purchases of property and equipment from continuing operations from the Consolidated Statement of Cash Flows which exclude capital expenditures related to vendor-backed financing and capital lease arrangements. Purchases of property and equipment from discontinued operations were $0.2 million, $2.6 million and $2.1 million for the years ended December 31, 2016, 2015 and 2014, respectively.

2016 Highlights

>	Postpaid wireless customers increased 81 thousand or 13% from 2015.

>

Total revenues of $763.4 million for the year ended December 31, 2016 increased $84.2 million or 12% when compared to the year ended December 31, 2015. Higher postpaid revenues in both New Zealand and Bolivia, higher equipment sales due to increased promotions and higher wireline service revenues in New Zealand were the primary drivers to the annual increase in total revenues. Equipment sales increased $35.9 million in 2016 compared to 2015, primarily due to the Equipment Installment Plan (“EIP”) in New Zealand. Wireline service revenues increased due to the 28 thousand increase in the number of wireline subscribers for the year ended December 31, 2016 when compared to the same period in the prior year.

>

Loss from continuing operations totaled $40.6 million for the year ended December 31, 2016, an improvement of $0.5 million from the year ended December 31, 2015. This decrease in loss from continuing operations was primarily due to improved operating margins in New Zealand resulting from higher revenues. This was driven by an increase of $34.5 million of equipment sales, $25.3 million increase in postpaid revenues and $24.0 million increase in wireline revenues in New Zealand over the prior year.

>

Consolidated Adjusted EBITDA totaled $153.1 million, an increase of $13.6 million compared to the prior year, with an increase in New Zealand partially offset by a decline in Bolivia. The increase in New Zealand was primarily attributable to higher service revenues, mainly postpaid revenues with the growth of postpaid subscriber base, more than offsetting increases in the cost of services. In Bolivia, the decline in Adjusted EBITDA was primarily driven by a decline in prepaid revenues due to a decrease in the prepaid subscriber base as Bolivia focused on increasing its postpaid subscriber base.

>

Capital expenditures were $107.6 million for the year ended December 31, 2016, representing a 3% increase over the prior year, primarily as a result of continuing network expansion projects and 4G overlay in Bolivia and New Zealand. The continuing network expansion projects are helping to control roaming costs in New Zealand.

Achievements Against Full-Year Guidance

	2016	2016
(in thousands)	Guidance	Actual	Achievement

Consolidated Guidance
Service revenues	$ 581,300 to $ 605,000	$ 584,644
Loss from continuing operations	$ (50,000) to $ (48,000)	$ (40,565)
Adjusted EBITDA(1)	$ 151,100 to $ 157,300	$ 153,063
Capital expenditures	$ 112,400 to $ 117,000	$ 107,554	x

Missed x	Achieved

(1)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions, see “Definitions and Reconciliations of Non-GAAP Measures” in this MD&A.

Full-Year Consolidated Guidance

2017
(in thousands)	2016 Actual	Guidance

Consolidated Guidance
Service revenues	$ 584,644	Increase of 11% to 15%
Loss from continuing operations	$ (40,565)	Decrease of (82%) to (83%)
Adjusted EBITDA(1)	$ 153,063	Increase of 17% to 22%
Capital expenditures	$ 107,554	Increase of 0% to 4%

(1)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions, see “Definitions and Reconciliations of Non-GAAP Measures” in this MD&A.

The above table outlines guidance ranges for selected full-year 2017 consolidated financial metrics and reflects no changes from the prior guidance as reflected in Alignvest’s non-offering prospectus dated December 20, 2016, that was filed in connection with the Arrangement and is available on TIP Inc.’s profile at www.sedar. These ranges take into consideration our current outlook and our actual results for 2016. The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2017 financial results for evaluating the performance of our business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "Cautionary Note Regarding Forward-Looking Statements" in this MD&A and in the AIF filed by TIP Inc., and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

We provide annual guidance ranges on a consolidated full-year basis, which are consistent with annual full-year TIP Inc. board of director approved plans. Any updates to our full-year financial guidance over the course of the year would only be made to the consolidated guidance ranges that appear above.

Key Performance Indicators

Trilogy measures success using a number of key performance indicators, which are outlined below. Trilogy believes these key performance indicators allow Trilogy to evaluate its performance appropriately against Trilogy’s operating strategy as well as against the results of its peers and competitors. The following key performance indicators are not measurements in accordance with U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under U.S. GAAP (see definitions of these indicators in “Key Industry Performance Measures – Definitions” at the end of this MD&A).

Subscriber Count

	As of December 31,			% Variance
(in thousands)	2016	2015	2014	2016 vs 2015		2015 vs 2014
New Zealand
Postpaid wireless subscribers	372	313	249	19%		26%
Prepaid wireless subscribers	1,067	1,051	1,065	2%		(1%	)
Wireline subscribers	56	28	-	102%		100%
New Zealand Total	1,495	1,392	1,314	7%		6%

Bolivia
Postpaid wireless subscribers	345	323	294	7%		10%
Prepaid wireless subscribers	1,809	1,974	2,110	(8%	)	(6%	)
Other wireless subscribers(1)	64	71	72	(10%	)	(3%	)
Bolivia Total	2,218	2,368	2,477	(6%	)	(4%	)

Consolidated
Postpaid wireless subscribers	717	636	543	13%		17%
Prepaid wireless subscribers	2,876	3,025	3,175	(5%	)	(5%	)
Other wireless subscribers(1)	64	71	72	(9%	)	(3%	)
Wireline subscribers	56	28	-	102%		100%
Consolidated Total	3,712	3,760	3,790	(1%	)	(1%	)

Notes:
(1)Includes public telephony and other wireless subscribers

Trilogy determines the number of subscribers to its services based on the number of active subscribers at the end of a specified period. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period the services are discontinued. Wireless subscribers include both postpaid and prepaid services for voice-only, data-only or a combination thereof in both Trilogy’s New Zealand and Bolivia segments, as well as public telephony and other wireless subscribers in Bolivia. Wireline subscribers include the subscribers associated with Trilogy’s fixed-broadband product in New Zealand.

Trilogy ended December 31, 2016 with 3.7 million consolidated wireless subscribers, a loss of 75 thousand subscribers compared to December 31, 2015; it closed the period with 56 thousand wireline subscribers, an increase of 28 thousand wireline subscribers over December 31, 2015.

  New Zealand’s wireless subscriber base increased 6% compared to December 31, 2015, reflecting growth in postpaid subscribers of 19% and growth in prepaid subscribers of 2%; wireline subscribers doubled when compared to December 31, 2015, reflecting growth in both residential and enterprise customers.

  Bolivia’s wireless subscriber base decreased 6% compared to December 31, 2015, reflecting a reduction in prepaid subscribers of 8% partially offset by a postpaid subscriber increase of 7%.

Wireless subscribers decreased 59 thousand in 2015 compared to 2014, ending the year with approximately 3.7 million consolidated wireless subscribers. Wireline subscribers ended the year at 28 thousand.

  New Zealand’s wireless subscriber base increased 4%, reflecting successful expansion of the postpaid subscriber base, which increased 26% on an annual basis; wireline subscribers were acquired as part of the April 2015 acquisition of Snap Limited (“Snap”), a provider of fixed broadband communications services to residential and enterprise customers in New Zealand.

  Bolivia’s wireless subscriber base decreased 4% with a reduction in prepaid subscribers of 6%, partially offset by an increase in postpaid subscribers of 10%.

Key Performance Metrics

	For the Year Ended December 31,			% Variance
(not rounded, unless otherwise noted)	2016	2015	2014	2016 vs 2015	2015 vs 2014
Monthly blended wireless ARPU	$11.84	$11.16	$11.70	6%	(5%	)
Monthly postpaid wireless ARPU	$29.85	$29.40	$32.30	2%	(9%	)
Cost of acquisition	$60.03	$49.12	$53.27	22%	(8%	)
Equipment subsidy per gross addition	$9.27	$5.19	$11.28	79%	(54%	)
Blended wireless churn	4.82%	5.14%	5.17%	n/m	n/m
Postpaid wireless churn	1.37%	1.55%	1.75%	n/m	n/m
Capital expenditures (in millions)(1)	$107.6	$104.1	$94.4	3%	10%
Capital intensity	18%	19%	17%	n/m	n/m

n/m - not meaningful
(1)Represents purchases of property and equipment from continuing operations from the Consolidated Statement of Cash Flows which exclude capital expenditures related to vendor-backed financing and capital lease arrangements. Purchases of property and equipment from discontinued operations were $0.2 million, $2.6 million and $2.1 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Monthly Blended Wireless ARPU – average monthly revenue per wireless user
For all periods presented, Trilogy has seen a positive impact from increased mobile data usage in monthly wireless ARPU in both New Zealand and Bolivia, excluding any foreign currency fluctuations related to the strengthening of the U.S. dollar. The volume of mobile data usage, a key driver of higher data revenues, increased due to a combination of growth in postpaid subscribers, an increase in mobile data usage per subscriber, as well as an increase in smartphone devices utilized by the subscribers. These increases in mobile data usage have offset the declines in voice usage in Bolivia, which drove a decline in voice revenues.

For the year ended December 31, 2016 compared to the year ended December 31, 2015, monthly wireless ARPU increased 6%, primarily due to the increase in postpaid revenues while the total wireless subscriber base declined. Wireless data ARPU increased by 18% for the year ended December 31, 2016 compared to the year ended December 31, 2015.

For the year ended December 31, 2015, compared to the year ended December 31, 2014, monthly wireless ARPU decreased 5%, primarily due to the decline of the New Zealand dollar compared to the U.S. dollar. However, wireless data ARPU increased 7% for the same period.

Cost of Acquisition
Trilogy’s cost of acquisition for its segments is largely driven by increases or decreases in equipment subsidies, as well as fluctuations in its sales and marketing expenses, which are components of supporting the subscriber base. Trilogy measures its efficiencies based on a per gross add or acquisition basis as explained below.

Cost of acquisition increased 22% for the year ended December 31, 2016 compared to 2015, primarily due to an increase in sales and marketing per gross additions for New Zealand due to the increase in sales and marketing expense as explained below along with higher equipment subsidy per gross addition in Bolivia.

Cost of acquisition decreased 8% for the year ended December 31, 2015 compared to the same period in 2014, primarily due to the decline in equipment subsidy per gross addition in New Zealand; this decline was partially offset by increased subsidy offerings and advertising associated with the launch of 4G service offering in Bolivia.

Equipment Subsidy per Gross Addition
Equipment subsidies, a component of Trilogy’ cost of acquisitions, have focused on an increasing demand for, and promotion of, smartphone devices. In Bolivia, a relatively recent entrant into smartphone-centric usage, equipment subsidies were used to encourage a growth of smartphone usage; between 2015 and 2016, increases in subsidies were due to the promotion of 4G initiatives and retention of higher-value subscribers. In New Zealand, there has been a general reduction in average subsidy per handset, due to the launch of the EIP in the third quarter of 2014, which reduces handset subsidies; however, there have been offsetting increases in broadband equipment subsidy costs related to the growing wireline subscriber base, as well as launch of newer and higher-end wireless devices.

The equipment subsidy per gross addition increased by 79% for the year ended December 31, 2016 compared to the year ended December 31, 2015. This increase was driven primarily by increased handset subsidy offerings and promotions associated with 4G initiatives in Bolivia. In addition, there was an increase in the cost of equipment provided to wireline customers associated with the growth in the broadband business and an increase in handset subsidies offered to certain prepaid subscribers in New Zealand. These increases in New Zealand were partially offset by a decline in handset subsidies due to an overall reduction in subsidy offerings associated with the launch of the EIP.

The equipment subsidy per gross addition decreased by 54% for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to an overall reduction in subsidy offerings in New Zealand with the launch of the EIP in the third quarter of 2014.

Blended Wireless Churn
Generally, prepaid churn rates are higher than postpaid churn rates. Trilogy has seen prepaid churn rate increases in New Zealand and Bolivia during times of intensive promotional activity as well as periods associated with high-volume consumer shopping, such as major events and holidays. There is generally less seasonality with postpaid churn rates as they are mostly dependent on service contract expirations and new device or service launches.

Both New Zealand and Bolivia evaluate their subscriber bases periodically to assess activity in accordance with their subscriber service agreements, and customers who are unable to pay within established standards are terminated; their terminations are recorded as involuntary churn. In Bolivia, network status and perceived quality may contribute to prepaid churn (to a greater degree than in New Zealand), since Bolivia is a highly prepaid-centric market. Additionally, customers in Bolivia have historically acquired and utilized more than one Subscriber Identity Module (“SIM”), from one or more Mobile Network Operators (“MNOs”), for use in the country. As network coverage improves for all MNOs due to continued investment by the MNOs, customers often opt to reduce the number of SIMs owned, and this phenomenon contributes to churn and may elevate Bolivia’s churn.

Blended wireless churn decreased thirty-two basis points for the year ended December 31, 2016 compared to the year ended December 31, 2015, primarily due to decreased churn in Bolivia as network coverage continues to expand. Additionally, promotions and incentives were launched in Bolivia to encourage retention efforts.

Blended wireless churn decreased three basis points for the year ended December 31, 2015 compared to the year ended December 31, 2014. Strategic initiatives were made to focus on retaining and growing high value postpaid subscribers, which decreased churn in postpaid subscribers, with some offsetting increase in prepaid churn.

Capital Expenditures
Trilogy’s industry requires significant on-going investments, including investment in new technologies and the expansion of capacity and geographical reach. Capital expenditures have a material impact on Trilogy’s cash flows; therefore, planning, funding and managing them is a key focus.

Capital expenditures represent purchases of property and equipment from continuing operations from Trilogy’s Consolidated Statement of Cash Flows which exclude capital expenditures related to vendor-backed financing and capital lease arrangements. The expenditures related to the acquisition of Trilogy’s spectrum licenses are not included in Trilogy’s capital expenditure amounts. Trilogy believes this measure best reflects its cost of capital expenditures in a given period and is a simpler measure for comparing between periods.

For the year ended December 31, 2016 compared to the prior year, the capital intensity percentage decreased, representing an increase in capital expenditures less than the offsetting increase in service revenues.

For the year ended December 31, 2015 compared to the prior year, the capital intensity percentage increased, representing an increase in additions to capital expenditures greater than the offsetting change in service revenues.

Results of Operations

Consolidated Revenues

	For the Year Ended December 31,			% Variance
(in millions)	2016	2015	2014	2016 vs 2015	2015 vs 2014
Revenues:
Wireless service revenues	$524.7	$503.4	$529.5	4%	(5%	)
Wireline service revenues	43.4	19.4	-	124%	100%
Equipment sales	178.8	142.8	77.3	25%	85%
Non-subscriber ILD and other revenues	16.5	13.6	10.0	21%	36%
Total revenues	$763.4	$679.3	$616.8	12%	10%

Consolidated Wireless Service Revenues
Wireless service revenues increased $21.3 million, or 4%, for the year ended December 31, 2016 compared to the year ended December 31, 2015, primarily due to stronger data revenues and increases in the postpaid wireless subscriber base. Consolidated data revenue increased by 16% for the year ended December 31, 2016 compared to 2015. These increases were partially offset by lower prepaid revenues in Bolivia attributable to a decline in prepaid subscribers and lower volume of voice usage per subscriber.

Wireless service revenues decreased $26.0 million, or 5%, for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to the decrease of $38.7 million resulting from a decline of the New Zealand dollar as compared to the U.S. dollar. Further, there was a 4% decline in wireless subscribers and lower volume of voice usage per subscriber in Bolivia. These decreases were partially offset by an increase in data revenues of $40.7 million primarily driven by the expanded 4G network in both New Zealand and Bolivia.

Consolidated Wireline Service Revenues
Wireline service revenues increased $24.0 million for the year ended December 31, 2016 compared to the year ended December 31, 2015, primarily due to the growth in wireline subscriber base since the acquisition of Snap on April 30, 2015 and the wireline operations being included in Trilogy’s results for the entire year ended December 31, 2016.

Wireline service revenues were $19.4 million for the year ended December 31, 2015, reflecting the inclusion of revenues since the 2degrees April 30, 2015 acquisition of Snap. Trilogy had no wireline service offerings prior to the acquisition of Snap. Of the $19.4 million wireline service revenue, 56% was revenue generated from residential subscribers while the remaining 44% was from enterprise subscribers.

Consolidated Equipment Sales
Equipment sales increased $35.9 million, or 25%, in 2016 compared to 2015 primarily driven by an increase in the postpaid subscriber base and the sale of higher-end devices in New Zealand generated by the EIP.

Equipment sales increased $65.5 million, or 85%, in 2015 compared to 2014. This increase was primarily driven by the introduction of the EIP in New Zealand in the third quarter of 2014, partially offset by a decrease of $11.7 million resulting from a decline of the New Zealand dollar as compared to the U.S. dollar.

Consolidated Non-subscriber International Long Distance and Other Revenues
Non-subscriber ILD and other revenues increased $2.9 million in 2016 compared to 2015, primarily due to an increase in traffic terminating on Trilogy’s network in New Zealand partially offset by a decrease in traffic terminating on Trilogy’s network in Bolivia.

Non-subscriber ILD and other revenues increased $3.6 million, or 36%, in 2015 compared to 2014, primarily due to an increase in New Zealand attributable to increased inbound international traffic terminating on Trilogy’s network.

Consolidated Operating Expenses

Operating expenses represent expenditures incurred by Trilogy’s operations and its corporate headquarters.

	For the Year Ended December 31,			% Variance
(in millions)	2016	2015	2014	2016 vs 2015		2015 vs 2014
Operating expenses:
Cost of service, exclusive of depreciation, amortization, and accretion shown separately	$212.7	$197.3	$192.7	8%		2%
Cost of equipment sales	197.9	154.6	104.1	28%		49%
Sales and marketing	104.5	99.2	99.8	5%		(1%	)
General and administrative	102.3	92.1	77.8	11%		18%
Depreciation, amortization and accretion	105.5	93.1	88.4	13%		5%
Loss on disposal and abandonment of assets	0.6	2.3	2.5	(73%	)	(8%	)
Total operating expenses	$723.3	$638.5	$565.3	13%		13%

Consolidated Cost of Service
Cost of service expense increased by $15.4 million, or 8%, in 2016 compared to 2015. Cost of service expense in New Zealand increased due to higher broadband transmission expenses and salaries and wages associated with an increase in headcount and growth of the broadband business. There was also an increase in New Zealand in interconnection costs driven by a higher volume of traffic terminating on other carriers’ networks, partially offset by a decline in national roaming costs associated with lower rates and the ongoing investment since the second half of 2015 to increase national coverage. Furthermore, there were increases in site related costs such as rents, utilities and maintenance expenses related to additional cell sites placed in service in Bolivia. These increases were offset by a decrease in interconnection costs in Bolivia due to lower voice and SMS traffic terminating outside of NuevaTel’s network.

Cost of service expense increased by $4.7 million, or 2%, for the year ended December 31, 2015 compared to December 31, 2014. The increase is primarily attributable to higher interconnect and national roaming costs associated with the growth in the New Zealand subscriber base and increased transmission expenses due to the Snap acquisition on April 30, 2015. These increases were offset by a decrease of $12.0 million resulting from a decline of the New Zealand dollar as compared to the U.S. dollar and decreases in voice and SMS termination costs due to lower voice and SMS traffic on the network and declines in mobile termination rates (“MTRs”) in Bolivia.

Consolidated Cost of Equipment Sales
Cost of equipment sales increased by $43.3 million, or 28%, in 2016 compared to 2015 primarily due to an increase in the sales of higher-end devices in New Zealand and the increased handset subsidy offerings and promotions associated with 4G initiatives in Bolivia to drive increased data usage.

Cost of equipment sales increased by $50.4 million, or 48%, for the year ended December 31, 2015 compared to December 31, 2014. The increase was primarily due to higher sales volumes driven by the introduction of the EIP, partially offset by a decrease of $15.2 million resulting from a decline of the New Zealand dollar as compared to the U.S. dollar.

Consolidated Sales and Marketing
Sales and marketing increased by $5.3 million in 2016 compared to 2015 attributable to an increase in salaries and wages associated with an increase in headcount and growth of the broadband business. In addition, there was an increase in dealer commissions, store rent, and bank service charges attributable to an escalation in the volume of transactions with subscribers. These increases were partially offset by a decline in advertising due to the prior year expenses related to the launch of the broadband business.

Sales and marketing decreased by $0.6 million for the year ended December 31, 2015 compared to the year ended December 31, 2014 primarily due to a decrease of $5.9 million resulting from the decline in the New Zealand dollar as compared to the U.S dollar partially offset by an increase in the volume of commissions related to the longevity of subscribers and subscriber renewals associated with the launch of the EIP, an increase in salaries and wages resulting from the Snap acquisition on April 30, 2015, and a $5.3 million increase in sales and marketing expenses in Bolivia attributable to higher subscriber retention costs, commissions and advertising costs for the launch of 4G service in Bolivia.

Consolidated General and Administrative
General and administrative costs increased by $10.2 million, or 11%, in 2016 compared to 2015 driven by an increase in the loss on sale of EIP receivables due to an increase in the volume of sales of EIP receivables in New Zealand. In addition, there was an increase in bad debt expense in New Zealand attributable to the overall growth in the postpaid customer base and the fact that postpaid customers are migrating towards higher rate plans. The Company also incurred additional general and administrative costs related to the Arrangement Agreement with Alignvest beginning in the second quarter of 2016. In Bolivia, there was an increase in outsourcing costs for customer care.

General and administrative costs increased by $14.3 million, or 18%, in 2015 compared to 2014, primarily driven by the general and administrative costs of the Snap broadband business since its acquisition on April 30, 2015, the pre-tax loss associated with the sale of EIP receivables in 2015, along with increased consulting expenses, and salary increases imposed by the Bolivian government. These increases were partially offset by a decrease of $6.8 million resulting from a decline of the New Zealand dollar as compared to the U.S. dollar.

Consolidated Depreciation, Amortization and Accretion
Depreciation, amortization and accretion increased by $12.4 million, or 13%, in 2016 compared to 2015, primarily due to additional network infrastructure assets placed into service to support network upgrades and expansion. Additionally, the increase in New Zealand was also driven by depreciation and amortization of assets from Snap, and the amortization of the 700 MHz spectrum placed into service during the first quarter of 2016.

Depreciation, amortization and accretion increased by $4.7 million, or 5%, in 2015 compared to 2014, primarily due to additional network infrastructure assets placed into service to support network upgrades and expansion. This increase was partially offset by a decrease of $8.3 million resulting from a decline of the New Zealand dollar as compared to the U.S. dollar.

Consolidated (Gain) Loss on Disposal and Abandonment of Assets
The fluctuation in the (gain) loss on disposal and abandonment of assets for all periods was a result of the timing of assets being removed from service based on periodic evaluations of Trilogy’s fixed assets.

Consolidated Other Expenses

	For the Year Ended December 31,			% Variance
(in millions)	2016	2015	2014	2016 vs 2015		2015 vs 2014
Interest expense	$(69.1)	$(62.3)	$(61.8)	11%		1%
Debt modification costs	(3.8)	-	-	100%		n/m
Other, net	(0.1)	(4.3)	(2.6)	(97%	)	65%

Interest Expense
Interest expense increased $6.7 million in 2016 compared to 2015 attributable to the higher interest rate on the Trilogy’ $450 million principal amount of senior secured notes due 2019 (the “Trilogy 2019 Notes”) which refinanced Trilogy’s $450 million principal amount of senior secured notes due 2016 (the “Trilogy 2016 Notes”). This was partially offset by a decline in interest expenses in New Zealand due to a lower effective interest rate (weighted average interest rate plus line fee) on 2degrees’ senior debt facilities agreement (the “Senior Facilities Agreement”) during 2016 and repayment of 2degrees’ credit facility with Huawei Technologies (New Zealand) (the “Huawei Loan”) in 2015.

Interest expense increased by $0.5 million in 2015 compared to 2014. The increase in 2015 was primarily due to the additional issuance of Trilogy 2016 Notes in April 2014 partially offset by the decline in interest on the Huawei Loan which was fully repaid in May 2015 (see Note 9 – Debt within the Trilogy Audited Annual Financial Statements for additional information on the debt activity for these periods).

Debt Modification Costs

Debt modification costs increased $3.8 million in 2016 compared to 2015. The refinance of the Trilogy 2016 Notes in the second quarter of 2016 was accounted for as a modification in accordance with the applicable accounting guidance and the total fees paid to third parties in connection with the modification were expensed in the period incurred.

Consolidated Other, Net

Other, net expense decreased $4.1 million in 2016 compared to the same period in 2015, primarily due to the gains on foreign currency transactions in New Zealand as a result of the positive impact from the changes in exchange rates between the New Zealand dollar and other currencies in which the transactions are denominated.

Other, net expense increased by $1.7 million in 2015 compared to 2014. This increase was primarily due to the losses on foreign currency transactions in New Zealand as a result of the negative impact from the changes in exchange rates between the New Zealand dollar and other currencies in which the transactions are denominated.

Consolidated Income Taxes

	For the Year Ended December 31,			% Variance
(in millions)	2016	2015	2014	2016 vs 2015		2015 vs 2014
Income tax expense	$(7.6)	$(15.2)	$(22.0)	(50%	)	(31%	)

Income Tax Expense

Income tax expense declined $7.6 million in 2016 compared to 2015 due to a decrease in taxable income in Bolivia partially offset by withholding tax expense on dividends distributed by NuevaTel in 2016.

Income tax expense declined by $6.8 million in 2015 compared to 2014 due to a decrease in taxable income in Bolivia.

Discontinued Operations

Trilogy Dominicana

In March 2015, the Company committed to a plan to sell its subsidiary in the Dominican Republic, Trilogy Dominicana, S.A. (“Trilogy Dominicana”). As a result of the plan to sell Trilogy Dominicana and the discontinuance of further significant business activities in the Dominican Republic, the assets and liabilities of Trilogy Dominicana were classified as held for sale and the results of operations were classified as discontinued operations for all periods presented in accordance with FASB Accounting Standards Codification 205-20, “Discontinued Operations.” The Company ceased realizing depreciation on the related property and equipment at the time of reclassification of such assets.

On May 22, 2015, the Company, through its subsidiary, Trilogy International Dominican Republic LLC, entered into an agreement (as amended on August 21, 2015) to sell its wholly-owned subsidiary, Trilogy Dominicana, to Servicios Ampliados de Teléfonos S.A., a Dominican Republic entity, for a sale price of $62 million. In connection with the sale agreement, the buyer additionally agreed to fund the operations during the transition period. In fiscal 2015, the Company received cash of $27 million from the buyer, of which $5 million was recorded as restricted cash within Prepaid expenses and other current assets in the Consolidated Balance Sheet as of December 31, 2015. The offsetting credit was recorded as unearned proceeds within Other current liabilities and accrued expenses in the Consolidated Balance Sheet as of December 31, 2015. On March 23, 2016, the sale of Trilogy Dominicana was completed and the Company received the remaining proceeds of $35.0 million and recognized a gain on sale of $52.8 million. The gain reflected the $62.0 million stated purchase price along with $6.0 million provided in fiscal 2015 by the buyer to fund operations through completion of the sale, net of $5.4 million capital gains taxes paid on April 8, 2016 to the Dominican Republic tax authority, the net assets of Trilogy Dominicana at the closing date and the transaction costs of $0.9 million incurred in fiscal 2015 to complete the transaction. Additionally, upon completion of the sale on March 23, 2016, net operating loss carryforwards of $66.5 million at Trilogy Dominicana as of December 31, 2015, which were subject to a full valuation allowance, were no longer available to the Company.

ComCEL Sale:

On March 30, 2012, the Company sold its subsidiary in Haiti, Communication Cellulaire d’Haiti (“ComCEL”), to a wholly-owned subsidiary of Digicel Group (“Digicel”). The Company deposited $8.0 million of the purchase price into escrow as security for its indemnification obligations under the purchase agreement. The escrow period terminated in March 2015, at which time this last tranche of the escrow of $2.1 million was released to the Company and the Company recognized a gain on disposal of ComCEL of $2.1 million during the year ended December 31, 2015. For the year ended December 31, 2014, the gain recognized on disposal of ComCEL was $3.4 million, primarily related to releases from the escrow account. These gains were included in loss from discontinued operations in the Consolidated Statements of Operations and Comprehensive Loss.

Assets and liabilities held for sale related to discontinued operations as of December 31, 2015 were as follows:

December 31, 2015
Assets held for sale:
Current assets	$9,630
Property and equipment, net	15,048
Other assets	2,002
Total assets	$26,680

Liabilities held for sale:
Current liabilities	$17,122
Noncurrent liabilities	3,749
Total liabilities	$20,871

There were no assets and liabilities related to discontinued operations as of December 31, 2016.

The following table summarizes the results of operations from the discontinued operations:

	Years Ended December 31,
	2016	2015	2014
Revenues	$7,493	$51,022	$62,873
Gain (loss) from discontinued operations, net of tax	$50,303	$(9,738)	$(12,491)

No activity from the discontinued operations was recorded after the sale of Trilogy Dominicana was completed on March 23, 2016.

Business Segment Analysis

Trilogy’s two reporting segments (New Zealand (2degrees) and Bolivia (NuevaTel)) provide a variety of wireless voice and data communications services, including local, international long distance and roaming services for both subscribers and international visitors roaming on Trilogy’s networks. Services are provided to subscribers on both a postpaid and prepaid basis. In Bolivia, services are also offered via public telephony, as well as in-home use based on WiMAX technology. In New Zealand, fixed-broadband services, or wireline services, have also been offered since May 2015. Trilogy’s networks support several digital technologies: GSM, 3G, LTE, 4G and WiMAX. In Bolivia, Trilogy launched 4G services in May 2015 and Trilogy had 577 4G sites on-air as of December 31, 2016. In New Zealand, Trilogy launched 4G services in 2014 and Trilogy had 697 4G sites on-air as of December 31, 2016.

	2degrees	NuevaTel
Trilogy Ownership Percentage(1)	62.9%	71.5%
Launch Date	August 2009	November 2000
Population (in millions)(2)	4.5	11.0
Wireless Penetration(1) (3)	139%	86%
Trilogy Wireless Subscribers (in thousands)(1)	1,439	2,217
Trilogy Market Share of Wireless Subscribers(3)	23%	23%

Notes:
(1)As of December 31, 2016. Upon completion of the Arrangement on February 7, 2017, Trilogy currently indirectly holds approximately 73.3% of 2degrees.
(2)Source: The U.S. Central Intelligence Agency’s World Factbook as of July 2016.
(3) Source: Management estimates.

Following its launch in 2009 as New Zealand’s third wireless entrant, 2degrees quickly gained market share. As of December 31, 2016, 2degrees has a 23% market share of wireless subscribers in New Zealand. Trilogy believes there is continued opportunity for significant growth in the estimated NZD$5 billion New Zealand telecommunications market. Additionally, the launch of a wireline service offering in May 2015 has provided added streams of revenue for New Zealand.

The Bolivian market also consists of three mobile operators. Trilogy’s Bolivian operation has matured into a stable generator of revenue and cash flow since its launch in 2000, with a 23% estimated market share of wireless subscribers as of December 31, 2016. The cash flow generated from its operations has been used to fund its ongoing 3G and 4G network expansion. Bolivia has very low smartphone and broadband penetration compared to other Latin American markets, thus providing an opportunity for continued growth in data revenues. Furthermore, Trilogy believes that smartphone price decreases and the introduction of other mobile data-capable devices will accelerate the data adoption and smartphone penetration rate in Bolivia.

New Zealand (2degrees)

2degrees launched commercial service in 2009. As of December 31, 2016, Trilogy-controlled entities owned 62.9% of 2degrees with the remaining interests owned primarily by Tesbrit B.V. (27.4%), a Dutch investment company and Hautaki Limited (7.2%), a Maori-owned entity. Upon completion of the Arrangement on February 7, 2017, Trilogy indirectly holds approximately 73.3% of 2degrees. The majority of funding to the 2degrees business has been through equity contributions by Trilogy and the 2degrees minority partners, totaling approximately $367 million through December 31, 2016.

Overview

2degrees successfully entered the New Zealand market in 2009 as a disruptive competitor. Prior to 2degrees’ entry, the New Zealand wireless communications market was a duopoly, and the incumbent operators, Vodafone and Telecom New Zealand (now Spark New Zealand), were able to set relatively high prices, which resulted in low wireless usage by consumers. Additionally, mobile revenue in New Zealand in 2009 was only 31% of total New Zealand telecommunications industry revenue, compared to 42% for the rest of OECD countries. These two factors led Trilogy to believe that New Zealand presented a significant opportunity for a third competitor to enter the market successfully.

Consequently, 2degrees launched in the New Zealand wireless market in 2009 through innovative pricing, a customer-centric focus, and differentiated brand positioning. 2degrees introduced a novel, low-cost, pre-paid mobile product that cut the incumbents’ prices of prepaid voice calls and text messages in half. Since then, 2degrees has reinforced its reputation as the challenger brand by combining low-cost alternatives with excellent customer service. 2degrees rapidly gained market share: as of December 31, 2016, management estimates 2degrees’ wireless market subscriber share to be approximately 23%.

Additionally, with the acquisition of Snap on April 30, 2015, 2degrees began to provide fixed broadband communications services to new and existing subscribers.

Services

Today, 2degrees continues to offer compelling plans for voice and data. The Prepay Plus plan has low standard calling and texting rates to anyone in New Zealand and can be easily complemented with bundled rate plans, or “Value Packs”. Furthermore, 2degrees also offers “Carryover Packs”, rate plans which let customers call and text Australia at no extra cost. The latter also includes an option that enables customers to carry-over unused minutes and data for up to a year. As 2degrees has increased scale, it has intensified its efforts to recruit postpaid subscribers.

2degrees’ postpaid plans attract higher value subscribers through innovative offers such as the “Carryover” plans, in addition to the EIP handset financing program. 2degrees also offers shared plans, “Freedom” plans (no-term contract), and the ability to call and text both New Zealand and Australia at no extra cost. 2degrees also offers a trade-up option on certain high value handsets whereby a subscriber can trade up to the latest smartphone every year under certain terms and conditions.

One of the key changes in the New Zealand market has been the introduction of the EIP, which are handset financing plans that allow customers to purchase the handsets they prefer, largely without regard to the service rate plans they select, and pay for their phones over time. The introduction of the EIP significantly reduces handset subsidies that 2degrees pays, thereby reducing subscriber acquisition costs, while allowing subscribers to purchase high-end handsets with the flexibility to choose the appropriate monthly plans without long-term contracts. This handset-financing model enables subscribers to purchase data-centric handsets leading to increased data usage and total revenues, as well as generating overall customer satisfaction. Since 2degrees separated the repayment of the handset cost from the service charge, subscribers have upgraded more quickly to the latest handsets as evidenced by the fact that, as of December 31, 2016, over 80% of all postpaid subscribers are on a 4G handset.

2degrees entered the fixed-line ISP business and began offering home broadband plans with the Snap acquisition in 2015. Consistent with the 2degrees values of simplicity and transparency, 2degrees offers just two plans to new residential customers: an uncapped internet plan and a plan with a traffic cap of 80 gigabytes per month. 2degrees offers customers equivalent pricing for both traditional copper broadband and entry-level ultra-fast fiber broadband. This equivalent pricing enables 2degrees to stand by its commitment to offer the best type of connection available at each address, and to upgrade customers as new technology becomes available.

Distribution

As of December 31, 2016, 2degrees’ distribution network included approximately 19 company-owned retail stores, over 40 independent dedicated dealers and over 2,500 points of sale through national retail chains and grocery stores. 2degrees also offers services through its online self-service store.

Network

2degrees operates 2G, 3G and 4G networks. As of December 31, 2016, the 2degrees network consisted of 1,041 cell sites, of which approximately 697 provide 4G service (an increase of 129 4G sites from December 31, 2015). 2degrees provides nationwide coverage with 96% through its own network coverage and a national roaming agreement with Vodafone covering an additional 2%. During 2016, 2degrees built additional cell sites to improve data throughput and in-building coverage. Additionally, 2degrees initiated deployment of cell sites in areas of the country where its subscribers generate high levels of national roaming traffic in order to minimize consumer roaming costs; full benefits for this construction program are expected to be realized in 2017 after the project is completed in the first quarter of 2017.

2degrees Spectrum Holdings
Management believes 2degrees has ample spectrum to compete effectively against other New Zealand wireless operators and expects to renew its spectrum position once the applicable license expiration date is reached.

Frequency Band	Spectrum	Spectrum License Expiration	Technology
700 MHz	10 MHz x 2	2031 (1)	4G
900 MHz	9.8 MHz x 2	2031 (2)	2G and 3G
1800 MHz	25 MHz x 2	2021	2G and 3G
2100 MHz	15 MHz x 2	2021	3G

Notes:

(1)The 2031 expiration for the 700 MHz spectrum is conditioned on payment of the spectrum license cost in installments by 2019. If the aforementioned criteria are not satisfied, the 700 MHz spectrum license expires in 2020.

(2)The 2031 expiration for the 900 MHz spectrum is conditioned on payment by May 2022 of the price of the spectrum license and satisfying certain New Zealand Commerce Act requirements per the sale offer. If these criteria are not satisfied, the rights to use the 900 MHz spectrum expire in 2022 except for 4 MHz that expires in 2031.

Governmental Regulation

New Zealand has a dedicated Minister for Communications, supported by the Ministry of Business Innovation and Employment (“MBIE”), which advises on policy for telecommunications and spectrum issues. The Ministry of Business Innovation and Employment administers the allocation of radio frequency licenses. 2degrees offers service pursuant to licenses in the 700 MHz band, the 900 MHz band, the 1800 MHz band and the 2100 MHz band. 2degrees’ 900 MHz and 700 MHz spectrum licenses expire in, or can be renewed to, 2031; other spectrum licenses expire in 2021. The MBIE has indicated that it may not offer renewals to 2degrees and its wireless competitors for all of the spectrum they currently use in the 1800 MHz and 2100 MHz bands, but may hold a portion of the spectrum for auction. The MBI has not made a final decision on the matter.

The politically independent Commerce Commission of New Zealand is responsible for implementation of New Zealand’s Telecommunications Act 2001. Pursuant to the Telecommunication Act 2011, the Commerce Commission includes a dedicated Telecommunications Commissioner, who oversees a team that enforces, monitors, and provides reports on the telecommunications sector. The Commerce Commission is responsible for identifying which telecommunications services warrant regulation, price and/or non-price terms for regulated services, market monitoring and for establishing enforcement arrangements applicable to regulated services.

2degrees believes that it has benefited from this policy and regulatory framework. It has gained access to tower sharing sites, has benefited from regulated number portability and regulated rates for mobile termination, and has the ability to secure regulated rates for national roaming if commercial negotiations fail. In addition, the Telecommunications Act 2001 provides for wholesale regulation of fixed access services that 2degrees offers, including unbundled bitstream access. Both policy and implementation issues related to spectrum are carried out by the MBIE.

The New Zealand government is currently undertaking a statutory review of the Radiocommunications Act. This review primarily addresses interference management and does not address spectrum allocation or competition issues. The New Zealand government is also reviewing the Telecommunications Act 2001. In the context of this review, it has announced that the regulatory framework for fiber services will be regulated using a ‘utility style’ building blocks approach post-2020 (representing a shift from the current Total Service Long Run Increment Cost (TSLRIC) pricing approach applied to copper services). Copper services are proposed to be deregulated in areas where fiber services are available. Access to fiber unbundling will be required, but is not price-regulated. There are no major changes to the regulation of mobile services proposed at this stage but various generic Telecommunications Act 2001 processes may be streamlined. Implementation details are still being determined.

The New Zealand government has taken an active role in funding fiber (the Ultra-fast Broadband Initiative) and wireless infrastructure (the Rural Broadband Initiative) to enhance citizens’ access to higher speed broadband services. In March 2015 the Government announced the expansion of the Ultra-fast Broadband Initiative from 75% to 80% of premises passed, at a projected cost of between NZD$152 million and NZD$210 million. In addition, it announced an extension of the Rural Broadband Initiative and a Mobile Black Spots Fund, allocating NZD$150 million of funding for these purposes. Competitive tenders for these initiatives are due in the first half of 2017.

New Zealand - Operating Results

	For the Year Ended December 31,			% Variance
(in millions, unless otherwise noted)	2016	2015	2014	2016 vs 2015		2015 vs 2014
Service revenues	$314.2	$254.4	$246.5	23%		3%
Total revenues	$487.3	$393.1	$320.4	24%		23%
Data as a % of wireless service revenues	65%	66%	61%	n/m		n/m
New Zealand Adjusted EBITDA	$79.3	$55.5	$47.1	43%		18%
New Zealand Adjusted EBITDA Margin %(1)	25%	22%	19%	n/m		n/m

Postpaid Subscribers (in thousands)
Net additions	60	64	55	(7%	)	15%
Total postpaid subscribers	372	313	249	19%		26%

Prepaid Subscribers (in thousands)
Net additions (losses)	16	(14)	23	213%		(160%	)
Total prepaid subscribers	1,067	1,051	1,065	2%		(1%	)

Total wireless subscribers (in thousands)	1,439	1,364	1,314	6%		4%

Wireline Subscribers (in thousands)
Net additions	28	10	-	182%		100%
Total wireline subscribers	56	28	-	102%		100%
Total ending subscribers (in thousands)	1,495	1,391	1,314	7%		6%

Blended Wireless churn	2.92%	2.97%	3.30%	n/m		n/m
Postpaid churn	1.16%	1.12%	1.23%	n/m		n/m
Monthly blended wireless ARPU (not rounded)	$15.42	$14.28	$15.89	8%		(10%	)
Monthly postpaid wireless ARPU (not rounded)	$36.95	$37.57	$46.01	(2%	)	(18%	)

Capital expenditures (2)	$50.9	$57.3	$51.0	(11%	)	12%
Capital intensity	16%	23%	21%	n/m		n/m

n/m - not meaningful
Notes:

(1)	New Zealand Adjusted EBITDA Margin is calculated as New Zealand Adjusted EBITDA divided by New Zealand Service revenues.

(2)	Represents purchases of property and equipment from the Consolidated Statement of Cash Flows which exclude capital expenditures related to vendor-backed financing and capital lease arrangements.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Service revenues increased $59.8 million in 2016 compared to 2015. The increase in service revenues was due in part to an increase of $24.0 million of wireline service revenues in 2016 from the Snap acquisition completed on April 30, 2015. Stronger postpaid revenues also contributed to the increase of service revenues driven by the larger postpaid subscriber base and growth in the consumption of data services as a result of continuing network expansion projects and the 4G overlay. Data revenues increased 12% for the year ended December 31, 2016 compared to the same period in 2015.

Total revenues increased $94.3 million in 2016 compared to 2015, due to an increase in service revenues and higher equipment sales of $34.5 million associated with the EIP.

For the period ended December 31, 2016 compared to the prior year, operating expenses increased $76.1 million primarily due to the following expenses:

  Cost of service increased $23.7 million in 2016 mainly due to broadband transmission expenses and salaries and wages associated with an increase in headcount and growth of the broadband business. There was also an increase in interconnection costs driven by a higher volume of traffic terminating on other carriers’ networks, partially offset by a decline in national roaming costs associated with lower rates and the ongoing investment since the second half of 2015 to increase national coverage;

  Cost of equipment sales increased $35.1 million in 2016 mainly due to an increase in the number of handsets sold;

  Sales and marketing increased $6.2 million in 2016 attributable to an increase in salaries and wages associated with an increase in headcount and growth of the broadband business. In addition, there was an increase in dealer commissions, store rent, and bank service charges attributable to an escalation in the volume of transactions with subscribers. There was also an increase in distribution costs as the result of a renegotiation of 2degrees’ inventory management agreement and higher equipment sales volumes during 2016. These increases were partially offset by a decline in advertising costs due to prior year expenses related to the launch of the broadband business;

  General and administrative increased $6.2 million in 2016 driven by an increase in the loss on sale of EIP receivables due to an increase in the volume of sales of EIP receivables. In addition, there was an increase in bad debt expense attributable to the overall growth in the postpaid customer base and the fact that postpaid customers are migrating towards higher rate plans; and

  Depreciation, amortization and accretion increased $7.0 million in 2016 primarily due to additional network infrastructure assets placed into service to support network upgrades and expansion. The increase was also driven by depreciation and amortization of Snap assets and the amortization of the 700 MHz spectrum placed into service during the first quarter of 2016.

New Zealand Adjusted EBITDA increased by $23.8 million in 2016 compared to 2015. The change in Adjusted EBITDA was a result of growth in service revenues partially offset by the increase in cost of service, sales and marketing and general and administrative operating expenses described above.

Capital expenditures decreased by $6.4 million in 2016 compared to 2015. This decrease was primarily due to the more extensive network expansion projects in 2015 to reduce roaming costs and 4G overlay, although these projects continued through 2016. 2degrees also invested in the development of a new business support system.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Service revenues increased $7.9 million in 2015 compared to 2014 primarily attributable to stronger postpaid data revenues and the inclusion of Snap revenues beginning in the second quarter of 2015, despite a decrease of $39.2 million resulting from a decline of the New Zealand dollar as compared to the U.S. Dollar. Growth in data revenues was due to the larger postpaid subscriber base and growth in the consumption of data services attributable to the commercial launch of 4G services during the second quarter of 2014.

Total revenues increased $72.7 million in 2015 compared to 2014 due to higher equipment sales of $64.8 million associated with the launch of the EIP as well as a $19.4 million increase as a result of the Snap acquisition.

For the period ended December 31, 2015 compared to the prior year, operating expenses increased due to higher network expenses and general and administrative costs:

  Cost of service increased $15.9 million in 2015 mainly due to higher interconnection costs driven by higher data traffic terminating on other carriers’ networks and national roaming costs associated with the growth in the subscriber base. Beginning in the second quarter of 2015, broadband transmission expenses resulting from the Snap acquisition are also reflected. The increase in cost of service was partially offset by a $12.0 million decrease as a result of the decline of the New Zealand dollar as compared to the U.S. dollar;

  Cost of equipment sales increased $47.2 million in 2015 mainly due to an increase in the number of handsets sold partially offset by a $15.2 million reduction due to the decline of the New Zealand dollar relative to the U.S. dollar;

  Sales and marketing declined $5.9 million in 2015 mainly attributable to a $9.7 million decrease due to the decline of the New Zealand dollar as compared to the U.S. dollar. This decrease was partially offset by an increase in the volume of commissions due to increased longevity of subscribers and an increase of renewals associated with the EIP, as well as an increase attributable to Snap related salaries and wages beginning in the second quarter of 2015; and

  General and administrative increased $8.6 million in 2015 driven by losses associated with the sale of EIP receivables during 2015, including set up fees of $1.2 million associated with the arrangement incurred in the second quarter of 2015. The increase is also attributable to the salaries and wages of employees in the Snap broadband business, in addition to transaction costs of approximately $1.0 million incurred in connection with the Snap acquisition. Although these acquisition costs and the set up fees associated with the sale of EIP receivables totaling $2.2 million contributed to the increase in General and administrative expenses, they are excluded from Adjusted EBITDA as they are considered non-operating expenses, and thus do not affect the change in Adjusted EBITDA. These increases were partially offset by a $6.8 million decrease as a result of the decline of the New Zealand dollar as compared to the U.S. dollar.

New Zealand Adjusted EBITDA increased by $8.4 million in 2015 compared to 2014. The change in Adjusted EBITDA was a result of growth in service revenues partially offset by changes in the principal operating expenses described above.

Capital expenditures increased by $6.2 million in 2015 compared to 2014, attributable to the continuing network expansion project to reduce roaming costs as well as due to the 4G overlay project. 2degrees also invested in the development of a new business support system.

Subscriber Count

As of December 31, 2016, 2degrees’ wireless subscriber base increased 6% compared to the year ended December 31, 2015, reflecting continued expansion in postpaid wireless subscribers of 19% and prepaid wireless subscribers of 2%. As of December 31, 2016, postpaid wireless subscribers comprised 26% of the total wireless subscriber base, an increase of approximately three percentage points from the prior year. Postpaid wireless subscriber growth was primarily driven by competitive offers, including the EIP, which increased acquisition and retention of the postpaid wireless subscriber base. Wireline subscribers increased as of December 31, 2016 compared to December 31, 2015 due to a growing subscriber base following the April 2015 acquisition of Snap and commercial launch in May 2015. As of December 31, 2015, 2degrees’ wireless subscriber base increased 4% compared to the year ended December 31, 2014, reflecting continued expansion in postpaid wireless subscribers of 26%, partially offset by a decrease in prepaid wireless subscribers of 1%. As of December 31, 2015, postpaid wireless subscribers comprised 23% of total wireless subscribers compared to 19% in the prior year end. Postpaid wireless subscriber growth was primarily driven by competitive offers, including the EIP, which increased acquisition and retention of the postpaid wireless subscriber base. The decrease in prepaid wireless subscribers was due to a decline in prepaid gross additions attributable to competitor activities. 2degrees had approximately 28 thousand wireline subscribers at December 31, 2015.

Wireless ARPU

2degrees’ wireless ARPU is generally driven by volume of EIP-related sales, mix of postpaid and prepaid subscribers, foreign currency fluctuations, amount of data consumed by subscribers, and mix of service plans and bundles.

Wireless ARPU increased by 8% in 2016 compared to 2015 due to the higher proportion of postpaid wireless subscribers over the total wireless subscriber base and an increase in data usage per subscriber. Wireless ARPU attributable to voice usage increased 7%, with wireless ARPU related to web navigation, SMS, and value-added services also increasing 7%.

Wireless ARPU decreased by 10% in 2015 compared to 2014 primarily because of the decline of the New Zealand dollar as compared to the U.S. dollar; excluding the negative impact of foreign currency, wireless ARPU would have increased 7% during this same period. This increase is primarily due to a significant increase in average postpaid subscribers compounded by organic postpaid revenue growth from a higher mix of high-price rate plans.

Business Outlook, Competitive Landscape and Industry Trend

New Zealand is a developed, prosperous country with a population of 4.5 million and a wireless penetration rate of 139.0% .

Economy Overview

Over the past 30 years, New Zealand has transformed from an agrarian economy, dependent on concessionary British market access, to a more industrialized, developed, services-dependent nation, with a large and growing tourism industry and free market economy that competes globally. The country had steady GDP growth of over 2.5% per year with low, stable inflation rates. The country’s GDP per capita is on par with Western Europe.

The country has a well-developed legal framework and regulatory system. New Zealand was most recently rated AA+ by S&P and Aaa by Moody’s based on the country’s high economic strength, very high institutional and government financial strength, and low susceptibility to event risk. The country has no history of debt default.

New Zealand operates under a floating currency regime where the OCR is used as a monetary policy lever. The OCR is the interest rate set by the Reserve Bank of New Zealand to meet the inflation target specified in its Policy Targets Agreement; the rate is reviewed eight times a year and may be adjusted following significant changes in global macroeconomics.

Telecom Overview

The size of the New Zealand telecommunications market reached NZD$5 billion in 2015 and total industry investment for 2015 was approximately NZD$1.77 billion, surpassing the previous high in 2014. This investment was underpinned by government-backed spending in the Ultra-Fast Broadband initiative, which brings fiber connectivity to homes, schools, businesses, and medical facilities; the Rural Broadband initiative, which brings fiber connection to rural areas; and the 4G mobile spectrum investment, which upgrades the infrastructure capability.

With a high wireless penetration rate of 139% and the availability of the latest in-demand devices, data consumption in New Zealand continues to grow. Mobile data consumption has nearly doubled in 2015; consumers utilized approximately 390 megabytes per subscriber in 2015, up from 229 megabytes in 2014, suggesting strong growth in data consumption for the foreseeable future. This growth in consumption is largely due to an increased share of smartphone owners utilizing data. In 2016, smartphone device shipments have taken a 92% share of overall device shipments in the market. Additionally, New Zealand smartphone adoption has risen to 82% through June 30, 2016, up from 77% in 2015 and 68% in 2014.

Competition

2degrees competes with two wireless providers in New Zealand: Vodafone, with 39% of the wireless subscriber market, and Spark New Zealand, with 38% of the market, in each case based on management estimates as of December 31, 2016. Vodafone operates a 2G, 3G and 4G network. Spark New Zealand operates a 3G and 4G network. Spark New Zealand and Vodafone offer services across both the fixed and mobile markets.

In the broadband market, 2degrees, with 3% of the broadband subscriber market, competes with a handful of broadband providers in New Zealand: Spark New Zealand with 42% of the broadband subscriber market, Vodafone with 27% of the market, Vocus with 14% of the market, Trust Power with 5% of the market, and remaining players accounting for 9%, as of December 31, 2016.

Bolivia (NuevaTel)

The Trilogy founders launched NuevaTel in 2000 while they managed Western Wireless. Trilogy subsequently acquired a majority stake in the business in 2006 and currently owns 71.5% of NuevaTel, with the remaining 28.5% owned by Comteco, a large cooperatively owned fixed line telephone provider in Bolivia.

Overview

NuevaTel, which operates under the brand name “Viva” in Bolivia, provides wireless, long distance, public telephony and wireless broadband communication services. It provides competitively priced and technologically advanced service offerings characterized by innovative solutions to expand market share and superior subscriber care. The company focuses its customer targeting efforts on millennials and differentiates itself through simplicity, transparency, a strong national brand, and loyalty programs. As of December 31, 2016, NuevaTel had approximately 2.2 million wireless subscribers representing approximately an estimated 23% subscriber market share.

Services

NuevaTel offers wireless voice and high-speed data communications services through both prepaid and postpaid payment plans, with prepaid subscribers representing approximately 82% of the subscriber base as of December 31, 2016. Postpaid plans are sold using five distinct offerings based on tariff and usage. Prepaid customers have the option of purchasing prepaid cards ranging from 10 Bolivianos up to 80 Bolivianos. Additionally, prepaid customers are eligible to receive voice and data service bonuses at the time of recharge based on a customer’s tenure and historical purchase trends, which improves customer loyalty and reduces churn. NuevaTel offers a full range of smartphone devices, including iPhones and Samsung Galaxy devices; however, the majority of its handset sales are more affordable smartphones from manufacturers such as Huawei. The recent availability of 4G-enabled smartphones at prices affordable to Bolivian customers is a key factor enabling 4G adoption. With the increasing penetration of 4G/LTE smartphones in the customer base, there is a significant opportunity for continued growth in data adoption as NuevaTel’s 4G/LTE network continues to expand.

Additionally, NuevaTel has a number of ancillary, noncore businesses including public telephony (pay phone) services with approximately 59 thousand units installed nationally and WiMax, a fixed broadband product offering. Both of these businesses will continue to decline in the coming years as NuevaTel focuses on its core business of postpaid and prepaid wireless services. Public telephone and WiMAX products combined contributed less than 6% of service revenues in 2016.

Distribution

NuevaTel distributes its products through company-owned “Viva” branded stores that are designed and staffed to promote customer interaction with new devices and advanced wireless data technologies. NuevaTel also utilizes outsourced dealers and stores, which help implement NuevaTel’s handset distribution strategy to increase 4G device proliferation and data adoption. As of December 31, 2016, NuevaTel’s distribution network included approximately 17 stores, over 170 dealers and over 9,980 other dealer points of presence.

Network

NuevaTel has a robust spectrum position and network infrastructure. NuevaTel currently provides 2G and 3G mobile communications in the 1900 MHz band, 4G services in the 1700/2100 MHz bands and WiMAX services in several cities in the 3500 MHz band. Its mobile network consisted of approximately 1,075 cell sites at December 31, 2016. NuevaTel launched a significant number of new and overlay 4G sites in 2015, ending 2016 with approximately 577 4G sites.

NuevaTel launched major network expansions in 2015 and 2016 to enable 4G and expand 3G services. The company invested a total of $103 million over those years in network infrastructure to boost in-city coverage, both in terms of speed and capacity. Total cell site count increased by 18% in 2016, while 4G sites as a percentage of the total sites increased 10% from 2015.

NuevaTel maintains international roaming agreements with over 200 operators in over 90 countries as of December 31, 2016.

NuevaTel Spectrum Holdings

Frequency Band	Spectrum	Spectrum License Expiration	Technology
1900 MHz	25 MHz x 2	2019 - 2028(1)	2G and 3G
3500 MHz	25 MHz x 2	2024 - 2027	WiMax
1700/2100 MHz	15 MHz x 2	2029	4G

Notes:
(1)30 MHz (15MHz x2) expires in November 2019 and 20MHz (10MHzx 2) expires in April 2028.

Trilogy estimates that NuevaTel had a 67% population coverage as of December 31, 2016.

Governmental Regulation

The Trilogy founders have operated NuevaTel since 2000 and believe they have good relationships with the regulatory bodies. NuevaTel operates two spectrum licenses in the 1900 MHz band for which the first license expires in November 2019, and the second license expires in 2028. Additionally, NuevaTel provides 4G services in the 1700/2100 MHz bands with terms ranging through 2029. The Bolivian constitution specifies that carriers’ vested rights under their existing concessions will be preserved at the renewal date. NuevaTel also provides fixed broadband services using WiMAX technology through spectrum licenses in the 3500 MHz band with minimum terms ranging from 2024 to 2027. The long distance and public telephony licenses held by NuevaTel are valid until June 2042 and February 2043, respectively. The long distance license and the public telephony license are free and are granted upon request. See “NuevaTel Spectrum Holdings” above for additional information regarding NuevaTel’s spectrum holdings.

The principal governmental agency with regulatory oversight for telecommunications is the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes (the “ATT”). The ATT is responsible for administering spectrum auctions, renewing licenses and concessions to provide services to the public, monitoring service quality, imposing sanctions for violations of its service reliability rules, setting interconnection rates and implementing other policies designed to promote competition and consumer protection. Recently, the ATT reduced both domestic and international interconnection rates and revised service quality standards.

Under Bolivia’s telecommunications law, enacted on August 8, 2011, carriers must negotiate new licenses (to replace their existing concessions) with the Bolivian government. Although the law specifies, in compliance with the Bolivian constitution, that carriers’ vested rights under their existing concessions will be preserved, the Bolivian government may attempt to use its powers under the new telecommunications law to impose burdensome obligations on NuevaTel or seek to expand its ability to impose fines or revoke NuevaTel’s license. The ATT issued a proposed replacement contract template to NuevaTel in March 2016. NuevaTel submitted comments on the draft to the ATT in 2016. The ATT also recently renewed licenses held by NuevaTel’s competitors and NuevaTel has been advised that these licenses contain provisions based on the ATT template that was sent to NuevaTel. However, the Company will not know precisely how the renewal process will affect NuevaTel until NuevaTel’s license approaches its scheduled expiration in November 2019.

In 2013 and 2014, the Bolivian government allocated 4G spectrum in the 700 MHz and AWS bands (1700 / 2100 MHz) by assignment to Entel and through auctions in which both Tigo and NuevaTel acquired licenses. NuevaTel purchased its 30 MHz license in the AWS band for $23 million. Pursuant to 4G regulations applicable to this license, NuevaTel launched 4G service in May 2015 in nine major cities, with additional deployment requirements to be met in the following 96 months. NuevaTel has satisfied its 2015 initial launch and 2016 requirements. NuevaTel expects to meet future 4G deployment requirements, although it anticipates that the cost of deployment will increase as it expands into rural areas.

In November 2016, the ATT published a communication indicating that it may eliminate the 60-90 day expiration periods for unused airtime credits. Based on further communications with government officials, NuevaTel now believes that refunds will not be pursued by the ATT. NuevaTel will continue to monitor additional communications from the ATT in this regard and evaluate potential impacts, if any, on NuevaTel.

In December 2016, the Bolivian government issued a supreme decree moving the Number Portability activation due date to November 2017.

Bolivia - Operating Results

	For the Year Ended December 31,			% Variance
(in millions, unless otherwise noted)	2016	2015	2014	2016 vs 2015		2015 vs 2014

Service revenues	$269.9	$281.2	$292.7	(4%	)	(4%	)
Total revenues	$275.5	$285.4	$296.2	(3%	)	(4%	)
Data as a % of wireless service revenues	40%	31%	25%	n/m		n/m
Bolivia Adjusted EBITDA	$81.6	$91.7	$105.7	(11%	)	(13%	)
Bolivia Adjusted EBITDA Margin %(1)	30%	33%	36%	n/m		n/m

Postpaid Subscribers (in thousands)
Net additions (losses)	22	29	29	(24%	)	(2%	)
Total postpaid subscribers	345	323	294	7%		10%

Prepaid Subscribers (in thousands)
Net additions (losses)	(166)	(135)	(66)	(22%	)	(105%	)
Total prepaid subscribers	1,809	1,974	2,110	(8%	)	(6%	)

Other wireless subscribers(2)	64	71	72	(9%	)	(3%	)
Total wireless subscribers (in thousands)	2,217	2,368	2,477	(6%	)	(4%	)

Blended Wireless churn	5.98%	6.34%	6.12%	n/m		n/m
Postpaid churn	1.59%	1.93%	2.15%	n/m		n/m

Monthly wireless ARPU (not rounded)	$9.65	$9.43	$9.56	2%		(1%	)
Monthly postpaid wireless ARPU (not rounded)	$22.57	$21.97	$21.46	3%		2%
Capital expenditures(3)	$56.3	$46.7	$43.2	21%		8%
Capital intensity	21%	17%	15%	n/m		n/m

n/m - not meaningful
Notes:
(1)Bolivia Adjusted EBITDA Margin is calculated as Bolivia Adjusted EBITDA divided by Bolivia Service revenues.
(2)Includes public telephony and other wireless subscribers.
(3)Represents purchases of property and equipment from the Consolidated Statement of Cash Flows which exclude capital expenditures related to vendor-backed financing and capital lease arrangements.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Bolivia’s wireless customer base decreased by 6% to 2.2 million customers in 2016 with a reduction in prepaid customers of 8%, partially offset by an increase in postpaid customers of 7%.

Service revenues declined by $11.3 million in 2016 compared to 2015 primarily due to lower prepaid revenues attributable to lower volume of voice traffic on the network resulting in part from the smaller prepaid subscriber base. This decline in voice revenues was partially offset by an increase in data revenues from both prepaid and postpaid subscribers as more subscribers are using data.

Data revenues, including SMS, represented 40% of wireless service revenues, an increase from 31% in 2015. Trilogy expects data revenues to continue to grow due to an increasing percentage of subscribers using smartphones and increasing data adoption rates; these increases offset the decline in voice revenue, which are prevalent industry trends as consumers globally have reduced their reliance on voice services as the primary medium for daily communication.

Total revenues decreased by $9.9 million in 2016, primarily due to the decrease in service revenues discussed above.

For the year ended December 31, 2016 compared to the prior year, operating expenses increased $5.3 million largely due to the following expenses:

>

Cost of service declined $8.4 million in 2016 primarily due to a decrease in interconnection costs due to lower voice and SMS traffic terminating outside of Trilogy’s network. These decreases were partially offset by increases in site related costs such as rents, utilities and maintenance expenses related to additional cell sites placed in service;

>	Cost of equipment sold increased $8.2 million in 2016, mainly due to the increased handset subsidy offerings and promotions associated with 4G initiatives to drive increase in data usage;

>	General and administrative increased $1.3 million in 2016, mainly due to higher outsourcing costs for customer care; and

>	Depreciation, amortization and accretion increased $5.5 million in 2016, mainly due to additions in property and equipment during the year.

Bolivia Adjusted EBITDA declined $10.1 million in 2016 compared to 2015. The change in Adjusted EBITDA was primarily a result of a decrease in service revenues combined with net increases in operating expenses described above.

Capital expenditures increased by $9.6 million in 2016 compared to 2015, mainly due to the continued investment in 4G coverage and network expansion projects.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Service revenues declined by $11.5 million for the year ended December 31, 2015 compared to the same period in 2014, primarily due to lower prepaid revenue attributable to a decline in prepaid subscribers and lower volume of voice usage per subscriber, partially offset by an increase in postpaid revenues driven by increased data revenue as subscribers used more data as 4G becomes more available.

In the year ended December 31, 2015, data revenues as a percentage of wireless service revenues increased from 25% to 31% as compared to 2014. Data revenues, as a percentage of wireless service revenues, were higher as a result of an increased volume of smartphone and data consumers in Trilogy’s base, at the same time as voice usage declined.

Total revenues decreased by $10.8 million for the year end December 31, 2015 compared to the year ended December 31, 2014, primarily due to the decrease in service revenues discussed above.

For the period ended December 31, 2015 compared to the prior year, operating expenses increased $8.1 million largely due to a decline in network expenses offset by higher sales and marketing, cost of equipment sold and general and administrative expenses, as follows:

  Cost of service declined $11.2 million in 2015 mainly attributable to decreases in voice and SMS termination costs due to lower voice and SMS traffic on the network, and declines in MTRs. These decreases were partially offset by increases in site related costs such as utilities and maintenance expenses related to additional cell sites placed in service;

  Cost of equipment sold increased $3.2 million in 2015 mainly due to increased handset subsidy offerings and promotions associated with the launch of 4G in 2015;

  Sales and marketing increased $5.3 million in 2015 primarily due to higher subscriber retention costs, commissions, and advertising costs for the launch of 4G service; and

  General and administrative increased $6 million in 2015 primarily due to an increase in consulting expense, a salary increase imposed by the Bolivian government, and higher office related expenses.

Bolivia Adjusted EBITDA declined $14.0 million for the year ended December 31, 2015 compared to 2014. The change in Adjusted EBITDA was a result of a decrease in service revenues combined with net increases in operating expenses described above.

Capital expenditures increased by $3.5 million in 2015 compared to 2014 mainly due to investments in the network infrastructure to enable 4G services and to expand the 3G network to boost both speed and network capacity.

Subscriber Count

Bolivia’s wireless subscriber base has been predominantly prepaid, although the postpaid portion of the base has grown. In addition to prepaid and postpaid, Bolivia’s wireless subscriber base includes public telephony subscribers, as well as WiMAX subscribers; these two subscriber bases are on the decline, and comprise less than 3% of the overall subscriber base as of December 31, 2016.

Bolivia’s wireless subscriber base decreased 6% for the year ended December 31, 2016 compared to 2015, primarily due to a reduction in prepaid subscribers of 8%, partially offset by an increase in postpaid subscribers of 7%. Postpaid subscribers comprised 16% of the wireless subscriber base as of December 31, 2016, an increase of two percentage points from December 31, 2015.

Bolivia’s subscriber base decreased by 4% for the year ended December 31, 2015 compared to 2014 primarily due to a reduction in prepaid subscribers of 6%, partially offset by an increase in postpaid subscribers of 10%.

Bolivia’s decline in prepaid subscribers is largely due to its increased focus on acquiring and retaining postpaid subscribers, who are heavy consumers of mobile data services offered by its 3G and 4G networks.

Wireless ARPU

Bolivia’s wireless ARPU is generally driven by the mix and volume of postpaid and prepaid subscribers, and its service rate plans, and any discounts or promotional activities used to drive either subscriber volume or data usage increases. Additionally, MTR rates have lowered voice-related service revenues, although this was less of a factor in 2016 than when first implemented in 2013. Furthermore, usage per subscribers with respect to voice services, SMS, value-added services and web navigation also have an impact on Bolivia’s wireless ARPU.

Wireless ARPU increased by 2% in 2016 from 2015, mainly attributable to an increase in postpaid revenues and an increase in mobile data usage per customer attributable to increasing smartphone penetration along with a smaller subscriber base.

Wireless ARPU declined 1% in 2015 from 2014, due to lower voice usage per subscriber, partially offset by an increase in mobile data usage per subscriber; the latter was attributable to increasing smartphone penetration among the prepaid and postpaid subscriber base.

Business Outlook, Competitive Landscape and Industry Trend

Bolivia, located centrally in South America, is a land-locked country with a population of approximately 11 million. There are eight main cities, of which the following have the largest population: Santa Cruz, El Alto, La Paz and Cochabamba. Bolivia boasts a wealth of natural resources for export, largely in the hydrocarbons and minerals sectors. Bolivia’s land and climate are a mixture of mountainous regions with a cool, dry climate at around 3,500 meters. This landscape has made it difficult to establish land-based telecommunications infrastructure, and thus has resulted in a high concentration of mobile subscribers as the primary telecommunications technology, due to higher costs of the alternative. Bolivia has approximately 9.5 million wireless subscribers.

Bolivian Economy Overview

Bolivia, officially known as the Plurinational State of Bolivia, is a presidential republic located in western-central South America, bordered to the north and east by Brazil, to the southeast by Paraguay, to the south by Argentina, to the southwest by Chile, and to the northwest by Peru. The currency used in Bolivia, the Boliviano, is tied to the value of the U.S. dollar. Since the introduction of the pegged regime, the Bolivian exchange rate has remained stable. While there has been speculation as to breaking the peg with the U.S. Dollar, Trilogy does not expect the impact, if any, to be material in the short or medium term. In May 2016, S&P issued a rating of BB and in August 2016, Moody’s issued a rating of Ba3 for Bolivia’s sovereign bonds, which reflect the country’s strong external balance sheet, low debt burden, and favorable debt profile.

Bolivia is a resource-rich country with strong growth attributed to captive markets for natural gas exports to Brazil and Argentina. Bolivia recorded the highest growth rate in South America during 2013, and has since then averaged GDP growth of 5% per year. In 2015, natural gas accounted for roughly 50% of Bolivia’s total exports. Bolivia also has one of the world’s largest reserves of lithium; this resource is essential in the production of batteries, and lithium supply security has become a top priority for technology companies in the U.S. and Asia. The U.S. Geological Survey estimates 9 million tons of identified lithium resources in Bolivia, representing 22% of the world’s total.

In spite of recent lower commodity prices, Bolivia has one of the best performing economies in Latin America, driven by strong public investment and private consumption; GDP has increased annually since 2006, from $11.5 billion to $35.7 billion in 2015 based on the latest estimate available.

Telecom Overview

Bolivia has a population of approximately 11 million and an estimated wireless penetration rate of 86%. The country presents an attractive market for wireless service providers given the substantial demand for communications services due primarily to the lack of a national fixed-line communications provider. The local wireline network is fragmented into 15 independent regional telephone cooperatives, with each having distinct products and services.

Mobile use in Bolivia has expanded rapidly due to the absence of extensive fixed-line infrastructure. Prepaid subscribers constitute the majority of the wireless market in Bolivia with an increasing postpaid base. The Bolivian market is exhibiting several trends, notably: (i) increased demand for smartphones, (ii) the increased prevalence of 3G and 4G capable devices, (iii) the ability for new technology to reach rural, previously under-served areas, and (iv) increased availability of content, music, mobile money, and other such data-based services. The market is experiencing increasing consumer demand for the latest technologies, particularly in data services, and the carriers are seeking to construct robust networks with the capacity to satisfy those demands. Historically, consumers of services have purchased multiple SIMs from one or more MNOs. More recently, and largely due to increasing availability of robust networks, consumers have favored the use of one SIM from a single MNO.

Competition

NuevaTel competes with two main wireless providers in Bolivia: Entel, with approximately 44% of the market, and Tigo, with approximately 33% of the market, in each case as of December 31, 2016, based on management estimates. Entel is a government-run entity, which operates a 2G and 3G network in the 850 and 1900 MHz bands. It launched a 4G network in the 700 and 1700/2100 MHz bands, and has been pursuing a satellite-based strategy with the recent development of the Tupac-Kitari satellite in 2015. While NuevaTel concentrates on urban customers, Entel operates with a mandate to provide coverage throughout Bolivia and a significant proportion of its subscriber base is in areas where NuevaTel does not compete. Tigo, a subsidiary of Millicom S.A., uses 2G and 3G technologies and operates in the 850 and 1900 MHz bands. Tigo also launched a 4G network in 2014 and uses the 700 and 1700/2100 MHz bands. Additionally, Tigo provides a complementary cable television service that can be bundled with its wireless offerings. The wireless communications systems in which NuevaTel has interests also face competition from fixed-line networks and from wireless internet service providers, using both licensed and unlicensed spectrum and technologies such as WiFi and WiMAX to provide broadband data service, internet access and voice over internet protocol. NuevaTel’s long distance service also competes with Entel, Tigo and other alternative providers.

Selected Financial Information

The following tables set forth Trilogy’s summary consolidated financial and operating data for the periods ended and as of the dates indicated below. Amounts in the table below are presented in U.S. dollars.

The summary consolidated financial data is derived from the Trilogy Audited Annual Financial Statements for each of the periods indicated on the following tables.

Differences between amounts set forth in the following tables and corresponding amounts in the Trilogy Audited Annual Financial Statements and related notes which accompany this MD&A are a result of rounding. Amounts for subtotals and totals presented in the following tables may not sum arithmetically because of rounding.

Selected annual financial information

The following table shows selected consolidated financial data of Trilogy for the years ended December 31, 2016, 2015 and 2014, prepared in accordance with U.S. GAAP. Trilogy discusses the factors that caused Trilogy’s results to vary over the past three years throughout this MD&A.

	For the Year Ended December 31,
(in millions, except per unit amounts)	2016	2015	2014
Service revenues	$584.6	$536.4	$539.5
Equipment sales	178.8	142.8	77.3
Total revenues	763.4	679.3	616.8
Operating expenses	(723.3)	(638.5)	(565.3)
Operating income	40.1	40.7	51.5
Interest expense	(69.1)	(62.3)	(61.8)
Other, net	(3.9)	(4.3)	(2.6)
Loss from continuing operations before income taxes	(32.9)	(25.9)	(12.9)
Income tax expense	(7.6)	(15.2)	(22.0)
Loss from continuing operations	(40.6)	(41.1)	(34.9)
Income (loss) on discontinued operations, net of taxes	50.3	(9.7)	(12.5)
Net income (loss)	9.7	(50.8)	(47.3)
Net (income) loss attributable to non-controlling interests	(7.6)	(1.3)	0.3

Net income (loss) attributable to Trilogy International Partners	$2.1	$(52.1)	$(47.1)

From continuing operations
Basic and diluted loss per unit	$(140)	$(124)	$(101)

From discontinued operations
Basic and diluted loss per unit	$146	$(28)	$(36)

Selected balance sheet information

The following table shows selected consolidated financial information concerning Trilogy’s financial position as of December 31, 2016 and as of December 31, 2015, prepared in accordance with U.S. GAAP. The table below provides information concerning the cause of the changes in financial position by financial statement line item for the period compared.

	As of December 31,			Change includes:
(in millions, except as noted)	2016		2015

Cash and cash equivalents % Change	$21.2 (67%)		$63.9	See “Liquidity and Capital Resources Measures” within this MD&A.

Other current assets % Change	139.1 6%		131.4	Increase in 2016 due to an increase in accounts receivable and EIP receivables.

Property, equipment and intangibles % Change	506.6 1%		500.8	Increase in 2016 due to the continuing network expansion and 4G overlay projects in Trilogy’s markets offset by depreciation and amortization expense.

Other non-current assets % Change	39.3 (1%)		39.7	Decrease in 2016 is not meaningful.

Assets held for sale from discontinued operations % Change	- (100%)		26.7	Variances are related to disposition of Trilogy Dominicana. See “Discontinued Operations” within this MD&A.

Total assets	$706.2		$762.5

Current portion of long-term debt % Change	$8.8 (98%)		$465.8	Decline in 2016 due to the refinancing of Trilogy’s notes (see Note 9 – Debt within the Trilogy Audited Annual Financial Statements).

Other current liabilities % Change	215.2 (15%)		253.1	See “Liquidity and Capital Resources Measures” section within this MD&A.

Long-term debt % Change	591.2 353%		130.4	Increase in 2016 due to the refinancing of the Trilogy 2016 Notes (see Note 9 – Debt within the Trilogy Audited Annual Financial Statements and see “Liquidity and Capital Resources Measures” section within this MD&A).

Other non-current liabilities % Change	39.9 (19%)		49.4	Decrease in 2016 due to payments for the Company's license obligation due within the next 12 months; thus transferred to current liabilities (see Note 5 - Goodwill, License Costs and Other Intangible Assets within the Trilogy Audited Annual Financial Statements).
Liabilities held for sale from discontinued operations	-		20.9	Variances are related to disposition of Trilogy Dominicana (see “Discontinued Operations” section within this MD&A).
% Change	(100%	)

Total mezzanine equity and members’ deficit	(148.9)		(157.1)	Changes due to earnings and losses in 2016.

Total liabilities mezzanine equity and members’ deficit	$706.2		$762.5

Selected quarterly financial information

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2016				2015
(in millions, except per unit amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Service revenues	$154.1	$150.3	$143.0	$137.3	$137.7	$131.2	$135.7	$131.8
Equipment sales	58.8	41.2	40.2	38.6	44.9	30.4	40.4	27.1
Total revenues	213.0	191.5	183.2	175.8	182.6	161.7	176.1	158.9
Operating expenses	(197.4)	(179.8)	(175.1)	(171.1)	(174.8)	(151.9)	(166.2)	(145.6)
Operating income	15.5	11.7	8.0	4.8	7.8	9.8	10.0	13.2
Interest expense	(18.3)	(18.4)	(17.0)	(15.3)	(16.1)	(14.9)	(15.8)	(15.5)
Debt modification costs	-	-	(3.8)	-	-	-	-	-
Other, net	2.8	(2.0)	0.9	(1.8)	(0.9)	(1.1)	(1.9)	(0.4)
Loss from continuing operations before income taxes	0.1	(8.7)	(11.9)	(12.4)	(9.1)	(6.3)	(7.7)	(2.7)
Income tax expense	(0.1)	(3.0)	(2.5)	(2.1)	(2.1)	(3.5)	(4.3)	(5.4)
Loss from continuing operations	(0.0)	(11.7)	(14.4)	(14.5)	(11.2)	(9.8)	(12.0)	(8.1)
Gain (loss) on discontinued operations, net of taxes	-	(0.0)	(0.0)	50.3	(3.3)	(2.6)	(2.4)	(1.4)
Net income (loss)	(0.0)	(11.8)	(14.3)	35.9	(14.5)	(12.3)	(14.4)	(9.5)
Net (income) loss attributable to non- controlling interests	(5.4)	(1.3)	(1.3)	0.4	(0.0)	(0.5)	0.5	(1.3)
Net income (loss) attributable to Trilogy International Partners	$(5.5)	$(13.1)	$(15.6)	$36.3	$(14.6)	$(12.8)	$(13.9)	$(10.9)
From continuing operations
Basic and diluted loss per unit	$(15.77)	$(38.12)	$(45.54)	$(41.08)	$(32.78)	$(29.85)	$(33.55)	$(27.60)
From discontinued operations
Basic and diluted (loss) earnings per unit	$-	$(0.04)	$(0.02)	$146.86	$(9.69)	$(7.53)	$(7.07)	$(4.13)

Q4 2016 Recap

>

Fourth quarter total revenues increased $30.4 million over same quarter in 2015, primarily due to increased postpaid revenues in both Bolivia and New Zealand, increased equipment sales due to increased promotions and higher wireline service revenues.

>	Net loss decreased $14.5 million over Q4 2015, primarily due to a larger increase in total revenues than the increase of $22.6 million in total operating expenses.

>

Adjusted EBITDA totaled $46.8 million, an increase of $14.1 million from Q4 2015, driven by an increase in both New Zealand and Bolivia. This increase was primarily a result of an improved operating margin as service revenues grew 28% in New Zealand. In Bolivia, we continue to execute on our focus to attract and retain higher value customers driven by LTE adoption. This is the third quarter of sequential Adjusted EBITDA growth in Bolivia as we continue to benefit from the shift towards data adoption.

>

Cash flow provided by operating activities decreased by $25.7 million for the three months ended December 31, 2016 compared to the same period in 2015. This change is mainly due to payment for accrued interest on the Trilogy Notes in the fourth quarter of 2016 of $31.6 million as a result of the refinancing of the Trilogy 2016 Notes to a higher interest rate and due to timing of interest rate payments. The new notes are due in November and May, whereas the refinanced notes required payments in February and August.

Quarterly Trends and Seasonality

Trilogy’s operating results generally vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, among other things, in each of Trilogy’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net income from quarter to quarter can result from events that are unique or that occur irregularly, such as losses on the refinance of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, impairment of assets, and changes in income taxes.

New Zealand and Bolivia

Trends in New Zealand and Bolivia’s Service Revenues and overall operating performance are affected by:

  Lower prepaid subscribers due to shift in focus to postpaid sales;

  Higher usage of wireless data due to migration from 3G to 4G;

  Higher handset sales as more consumers shift to smartphones;

  Stable postpaid churn, which Trilogy believes is a reflection of Trilogy’s heightened focus on high-value subscribers and Trilogy’s enhanced subscriber service efforts;

  Decreasing voice revenue as rate plans increasingly incorporate more monthly minutes and calling features, such as long distance;

  Lower roaming revenue as network-coverage enhancements are made, as well as, increased uptake of value-added roaming-plans;

  Varying handset subsidies as more consumers shift toward smartphones with the latest technologies;

  Varying handset costs related to advancement of technologies and reduced supplier rebates or discounts on highly-sought devices;

  Higher voice and data costs related to the increasing number of subscribers, or, alternatively, a decrease in costs associated to a decline in voice usage; and

  Higher costs associated with the retention of high-value subscribers.

Trends unique to New Zealand’s Service Revenues and operating performance include:

  Higher internet subscription fees as subscribers increasingly upgrade to higher-tier speed plans, including those with unlimited usage;

  General pricing increases over the past year due in part to regulatory pricing changes in New Zealand;

  Competitive losses of subscribers to other carriers;

  Subscribers can bundle their service plans at a discount;

  Availability of fiber services in a particular area or general network coverage;

  Higher internet operating expenses, in line with the increased Internet subscription fees;

  Higher pricing costs from copper suppliers;

  Lower general operating expenses and synergies from the wireless business;

  Subscribers enrolling and suspending service to take advantage of promotions offered;

  Individuals temporarily suspending service for extended vacations or seasonal relocations;

  Individuals swapping technologies as fiber becomes available in their connection area; and

  The concentrated marketing generally conducted toward the year-end.

Liquidity and Capital Resources Measures

As of December 31, 2016, the Company had approximately $21.2 million in cash and cash equivalents. For the year ended December 31, 2016, the net income attributable to Trilogy was $2.1 million and cash flow provided by operating activities was $49.0 million. The Company had negative working capital of $63.8 million as of December 31, 2016. The current and historical operating cash flows, current cash and working capital balances, and forecasted obligations of the Company were considered in connection with management’s evaluation of the Company’s ongoing liquidity.

On November 1, 2016, the Company and Alignvest, whose Class A restricted voting shares and warrants were listed on the Toronto Stock Exchange, announced that they had entered into the Arrangement Agreement to effect a business combination transaction. The transaction was completed on February 7, 2017 in accordance with the Arrangement Agreement, and the Company received $199.3 million of cash in connection with the closing of the transaction. The cash resources received from the transaction are expected to provide funding for investment in network assets and to provide capital sufficient to meet ongoing obligations. In addition, the Company intends to seek to refinance the Trilogy 2019 Notes during 2017 with a combination of cash on hand and newly issued indebtedness. Trilogy plans to meet with certain holders of the Trilogy 2019 Notes and new prospective investors to discuss a possible refinancing. Trilogy will then assess whether investor interest, general market conditions, and the Company’s own business priorities indicate that a refinancing can be undertaken on satisfactory terms and, if so, whether it should proceed with a refinancing.

Selected cash flows information

The following table summarizes the Consolidated Statement of Cash Flows for the periods indicated:

	For the Year Ended December 31,			% Variance
				2016 vs		2015 vs
(in millions)	2016	2015	2014	2015		2014

Net cash provided by (used in)
Operating activities	$49.0	$28.4	$65.9	72%		(57%	)
Investing activities	(74.3)	(91.0)	(104.9)	(18%	)	(13%	)
Financing activities	(19.1)	27.9	69.2	(168%	)	(60%	)
Net (decrease) increase in cash and cash equivalents	$(44.4)	$(34.7)	$30.2	28%		(215%	)

Cash Flow Provided by Operating Activities

Cash flow provided by operating activities increased by $20.5 million in 2016 compared to 2015. This change is mainly due to favorable changes in certain working capital accounts, including an increase in cash from EIP receivables reflecting the impact of a $23.7 million increase in cash proceeds from the sales of EIP receivables. Roaming payments of $4.4 million made by Trilogy Dominicana in 2015, which did not occur in 2016, also contributed to the increase in consolidated cash flow provided by operating activities in the year over year comparison.

For the year ended December 31, 2015, cash flow provided by operating activities declined by $37.5 million compared to 2014. This decline was driven by an increase in Net loss and unfavorable changes in certain working capital accounts, including a decrease in cash from Accounts receivable and EIP receivables of $43.0 million, which was partially due to the longer-term EIP subscriber financing arrangements introduced in 2015, which resulted in an increase in EIP receivables during 2015.

Cash Flow Used in Investing Activities
Cash flow used in investing activities declined by $16.7 million in 2016 compared to 2015, primarily due to the higher amount of proceeds received from the sale of Trilogy Dominicana in 2016 than 2015, and the acquisition of Snap in New Zealand in 2015. These increases in cash provided by investing activities were partially offset by an increase in license costs and an increase in purchases of property and equipment in Bolivia and in New Zealand for Trilogy’s continuing network expansion and 4G buildout.

For the year ended December 31, 2015, cash flow used in investing activities declined by $14.0 million compared to 2014. This reduction in cash used in investing activities was due mainly to 2015 proceeds received from the sale of Trilogy Dominicana and reduced 2015 spending on spectrum licenses. These decreases in cash used in investing activity were offset by increased purchases of property and equipment in Bolivia and in New Zealand for Trilogy’s continuing network expansion and 4G buildout, and the acquisition of Snap in New Zealand in 2015.

Cash Flow Provided by (Used in) Financing Activities
Cash flow used in financing activities increased by $47.0 million in 2016 compared to 2015. This change is primarily due to a decrease in additional debt borrowings under the New Zealand Senior Facilities Agreement combined with the refinance of the Trilogy 2016 Notes and the costs incurred related to the transaction with Alignvest. In addition, Trilogy made a cash payment to purchase the equity interests from the holder of a noncontrolling minority interest in New Zealand. These declines in cash provided by financing activities were partially offset by an increase in borrowings in Bolivia in connection with the refinancing of the Bolivia Syndicated Loan.

For the year ended December 31, 2015, cash flow provided by financing activities declined by $41.3 million compared to 2014. This decline is primarily due to a decrease in net debt proceeds, including the $80 million issuance of Trilogy 2016 Notes in 2014 and the repayment of the Huawei Loan in 2015.

Sale of trade receivables

In June 2015, 2degrees entered into a mobile handset receivables purchase agreement (the “EIP Sale Agreement”) with a third party New Zealand financial institution (the “EIP Buyer”). The EIP Sale Agreement provides an arrangement for 2degrees to accelerate realization of receivables from wireless subscribers who purchase mobile phones from 2degrees on installment plans. Under the agreement and on a monthly basis, 2degrees offers to sell specified receivables to the EIP Buyer and the EIP Buyer may propose a price at which to purchase the receivables. Neither party is obligated to conclude a purchase, except on mutually agreeable terms. The EIP Sale Agreement specifies certain criteria for mobile phone receivables to be eligible for purchase by the EIP Buyer. Trilogy evaluated the structure and terms of the arrangement and determined 2degrees has no variable interest with the EIP Buyer and thus Trilogy is not required to consolidate the entity in its financial statements.

Trilogy determined that the sales of receivables through the arrangement should be treated as sales of financial assets. As such, upon sale, 2degrees derecognizes the net carrying value of the receivables and recognizes any related gain or loss. Net cash proceeds are recognized in Net cash provided by operating activities.

2degrees has continuing involvement with the EIP receivables sold to the EIP Buyer through a servicing agreement. However, the servicing rights do not provide 2degrees with any direct economic benefit, or means of effective control. Further, the EIP Buyer assumes all risks associated with the purchased receivables and has no recourse against 2degrees except in the case of fraud or misrepresentation.

Contractual obligations

Trilogy has various contractual obligations to make future payments, including debt agreements and lease obligations. The following table summarizes Trilogy’s future obligations under these contracts due by period as of December 31, 2016 and based on the exchange rate as of that date:

			January 1,	January 1,	From and
		Through	2018 to	2020 to	after
		December 31,	December 31,	December 31,	January 1,
	Total	2017	2019	2021	2022
(in millions)
Long-term debt, including current portion[1]	$605.7	$8.8	$586.3	$10.3	$0.3
Interest on long-term debt and obligations[2]	170.3	71.9	97.7	0.6	-
Operating leases	150.2	17.8	32.0	29.4	70.9
Purchase obligations[3]	305.6	105.7	159.6	5.3	35.1
Long-term obligations[4]	25.3	10.5	14.7	0.1	-

Total	$1,257.1	$214.8	$890.3	$45.7	$106.3

[1]	Excludes the impact of a $3.9 million discount on long-term debt which is amortized through interest expense over the life of the underlying debt facility.
[2]

Amounts include contractual interest payments using the interest rates in effect as of December 31, 2016, excluding interest rate swaps. See Note 9 – Debt within the Trilogy Audited Annual Financial Statements for additional information.

[3]	Purchase obligations are the contractual obligations under service, product, and handset contracts.
[4]

Includes the fair value of derivative financial instruments as of December 31, 2016. Amount will vary based on market rates at each quarter end. Excludes asset retirement obligations and other miscellaneous items that are not significant.

Effect of inflation
Trilogy management believes inflation has not had a material effect on its financial condition or results of operations in recent years. However, there can be no assurance that the business will not be affected by inflation in the future.

Off-Balance Sheet Arrangements

Trilogy does not have any off-balance sheet arrangements that would have a material effect on the financial statements as of December 31, 2016.

Transactions with Related Parties

Trilogy Equity Partners LLC, a private investment company controlled by John W. Stanton and Theresa E. Gillespie (“Stanton/Gillespie”), owns 3,600 Class A Units in Trilogy as of December 31, 2016. In addition, Trilogy shares its group benefits plans, such as medical, dental and long-term disability, with the employees of Trilogy Equity Partners LLC and PN Cellular, each a controlled affiliate of Stanton/Gillespie.

Trilogy has made a non-interest bearing loan to New Island Cellular, LLC (“New Island”), an entity with which one of Trilogy’s members and former managers, Bruce Ratner, is affiliated, in an aggregate principal amount of approximately $6.2 million (the “New Island Loan”), the proceeds of which were used to cover additional taxes owed by New Island as a result of Trilogy’s 2006 election to treat its former subsidiary ComCEL as a U.S. partnership for tax purposes. The New Island Loan is secured by New Island’s Trilogy Units but is otherwise non-recourse to New Island. The New Island Loan will be repaid when and if (i) distributions (other than tax distributions) are made to the members of Trilogy, with the amounts of any such distributions to New Island being allocated first to the payment of the outstanding amounts of the New Island Loan, or (ii) New Island transfers its Units to any person or entity (other than an affiliate that assumes the New Island Loan). The outstanding receivable balance is offset against the members’ investment balance on Trilogy’s Consolidated Balance Sheet.

Trilogy and its officers have used and may continue to use, jet airplanes for Trilogy purposes owned by certain of the Trilogy founders. Trilogy reimburses the Trilogy founders at fair market value and on terms no less favorable to Trilogy than Trilogy believes it could obtain in comparable transactions with a third party for the use of these planes. For the years ended December 31, 2016 and 2015, Trilogy reimbursed the Trilogy founders approximately $120,000 and $40,000, respectively, for the use of their planes.

2degrees had three separate loans from Trilogy, which are eliminated upon consolidation, totaling approximately $37.5 million as of December 31, 2016. Loans in the aggregate amount of $13.9 million were convertible into 2degrees shares at a per share price of $1.27 (the “Convertible Loan”) and loans in the aggregate amount of $23.7 million are convertible into 2degrees shares at their fair market value at the time of conversion. In January 2017, the Company converted the outstanding balance of the Convertible Loan into ordinary shares of 2degrees. 10,920,280 shares of 2degrees were issued to the Company in full repayment of the Convertible Loan. Further, in connection with the completion of the Arrangement on February 7, 2017, the Company indirectly acquired the interests of certain noncontrolling shareholders in 2degrees. In March 2017, the Company, on behalf of TIRS, paid the government of New Zealand the deferred installment of the 2degrees license obligation, increasing the loan amount convertible at fair market value by $7.3 million. If all conversion rights under such indebtedness were exercised at December 31, 2016 and adjusted for: (i) the conversion of the Convertible Loan; (ii) the transfer of shares from noncontrolling shareholders to the Company, and; (iii) the payment to the New Zealand government, the impact would be an increase in Trilogy’s current 73.3% ownership interest in 2degrees by approximately 1.3%, subject to certain pre-emptive rights.

For additional information on related party transactions, see Note 20 – Related Party Transactions within the Trilogy Audited Annual Financial Statements.

Proposed Transactions

Trilogy is looking to acquire or invest in businesses that expand or complement its current business. Such acquisitions or investments may involve significant commitments of financial or other resources of Trilogy. There can be no assurance that any such acquisitions or investments will generate additional earnings or other returns or that financial or other resources committed to such activities will not be lost. Such activities could also place additional strains on Trilogy’s administrative and operational resources and its ability to manage growth. Trilogy is not currently engaged in any proposed business acquisition transaction at this time.

Critical Accounting Estimates

Critical Accounting Judgments and Estimates

The preparation of Trilogy’s consolidated financial statements requires it to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. Trilogy bases its judgments on its historical experience and on various other assumptions that Trilogy believes are reasonable under the circumstances, the results of which form the basis for making estimates about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Trilogy considers the accounting policies and estimates addressed below the most important to its financial position and results of operations, either because of the significance of the financial statement item or because they require the exercise of significant judgment and/or use of significant estimates. Refer to Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies within the Trilogy Audited Annual Financial Statements.

Property and Equipment Useful Lives

The operation of wireless communications networks is a capital-intensive business. Trilogy’s networks are highly complex and, due to constant innovation and enhancements, certain components of those networks may lose their utility sooner than anticipated. Trilogy records property and equipment at cost and depreciates property and equipment on a straight-line basis over the estimated economic life of these assets. Trilogy periodically reassesses the economic life of these components and adjusts their useful lives after considering historical experience and capacity requirements, consulting with the vendor and assessing new product and market demands and other factors. When Trilogy’s assessment indicates that the economic life of a network component is different than originally anticipated, the depreciation lives may be adjusted, if materially different.

Wireless Spectrum License Amortization

Trilogy’s wireless spectrum licenses are subject to renewal after the initial term, provided that Trilogy has complied with applicable rules and policies in each of its markets. Trilogy intends to comply, and believes it has complied, with these rules and policies in all material respects. However, because governmental authorities have discretion as to the renewal of licenses, Trilogy’s licenses may not be renewed or Trilogy may be required to pay significant renewal fees, either of which could have a significant impact on the estimated useful lives of its licenses, which could significantly impact future results of operations. In addition, the wireless communications industry is experiencing significant technological change, and the commercial life of any particular technology is difficult to predict. As such, Trilogy has concluded that its licenses have a definite useful life and are being amortized using the straight-line method. Amortization begins with the commencement of service to Trilogy’s subscribers. The license costs are amortized over 7 to 20 years, which corresponds with the expiration dates of the licenses as issued by the regulators.

Impairment of Long-Lived Assets

Trilogy reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such tangible and intangible assets may not be recoverable. Factors Trilogy considers which could trigger an impairment review include, among other items, significant underperformance relative to anticipated minimum future operating results and a significant change in the manner of use of the asset or the strategy for Trilogy’s overall business. If indicators are present, Trilogy tests for recoverability by comparing the carrying amount of the long-lived assets to the net undiscounted cash flows expected to be generated from the assets. If the total expected future undiscounted cash flows is less than the carrying amount of the assets, Trilogy recognizes a loss on impairment of long-lived assets for the difference between the estimated fair value and the carrying amount of the assets.

Goodwill and Impairment Testing

Goodwill is the excess of the cost of an acquisition over the fair value of the net identifiable assets acquired as of the acquisition date. Trilogy reviews goodwill for impairment annually on December 31, the last day of the fiscal fourth quarter, and also if events or changes in circumstances indicate the occurrence of a triggering event. Trilogy may elect to first perform a qualitative assessment to determine whether it is more likely than not the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If Trilogy does not perform a qualitative assessment, or if the qualitative assessment indicates it is more likely than not that the fair value of the single reporting unit is less than its carrying amount, goodwill is tested for impairment based on a two-step test. In the first step, if required, Trilogy determines if the fair value of the reporting unit is less than the book value. If Trilogy concludes that the fair value of a reporting unit is less than its book value, Trilogy must perform step two in which it calculates the implied fair value of goodwill. If the implied fair value is less than book value, then a goodwill impairment loss is recognized for the difference. If Trilogy concludes that the fair value of a reporting unit is greater than its book value, step two is not performed, and Trilogy concludes that there is no goodwill impairment. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. Generally fair value is determined by a multiple of earnings based on the guideline publicly traded business method or discounting projected future cash flows based on management’s expectations of the current and future operating environment. There were no goodwill impairment charges required for any periods presented.

Income Taxes

Trilogy accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, Trilogy determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Trilogy recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, Trilogy considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If Trilogy determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, Trilogy would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Because Trilogy operates in multiple overseas jurisdictions, it considers the need for a valuation allowance on a country-by-country basis. Based on the available objective evidence for Trilogy’s subsidiary in New Zealand, including current and historical losses, management believes it is more likely than not jurisdictional net deferred tax assets for this subsidiary as of December 31, 2016 will not be fully realizable. Accordingly, Trilogy provides for a full valuation allowance against substantially all of the New Zealand jurisdictional net deferred tax assets at December 31, 2016. Trilogy anticipates realization of its Bolivian deferred tax assets on the belief that it is more likely than not they will be realized. This belief is based on all available evidence including historical operating results, projections of taxable income and tax planning strategies.

Recent Accounting Pronouncements

The effects of recently issued accounting standards are described in Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies within the Trilogy Audited Annual Financial Statements.

Changes in Accounting Policies Including Initial Adoption

Other than the adoption of new accounting standards, as described in the notes within the Trilogy Audited Annual Financial Statements, there have been no changes in Trilogy’s accounting policies.

Financial Instruments and Other Instruments

Trilogy considers the management of financial risks to be an important part of its overall corporate risk management policy. Trilogy uses derivative financial instruments to manage existing exposures, irrespective of whether such relationships are formally documented as hedges in accordance with hedge accounting requirements.

Interest Rate Swaps:

2degrees enters into various interest rate swap agreements to fix its future interest payments under the Senior Facilities Agreement (see Note 9 – Debt within the Trilogy Audited Annual Financial Statements). Under these agreements, 2degrees principally receives a variable amount based on the Bank Bill Reference Rate (“BKBM”) and pays a fixed amount based on fixed rates ranging from 2.290% to 4.765% . Settlement in cash occurs quarterly until termination and the variable interest rate is reset on the first day of each calendar quarter. These derivative instruments have not been designated for hedge accounting, thus changes in the fair value will be recognized in earnings in the period incurred.

On April 5, 2011, Trilogy entered into a domestic interest rate swap originally designated as a cash flow hedge to fix future interest payments on the NZD-denominated credit under the Huawei Loan (see Note 9 – Debt within the Trilogy Audited Annual Financial Statements). Under this swap agreement, Trilogy principally receives a variable amount based on the BKBM and pays a fixed amount of 9.61% based on 5.51% plus the 4.10% rate premium stated in the Huawei Loan. The variable interest rate calculation is reset on the first day of each calendar quarter.

Forward Exchange Contracts:

At December 31, 2016, 2degrees had various short-term forward exchange contracts to sell $36.9 million NZD and buy $26.6 million USD and $0.2 million Euros to manage exposure to fluctuations in foreign currency exchange rates. These derivative instruments have not been designated for hedge accounting; thus changes in the fair value will be recognized in earnings in the period incurred.

Fair value of financial instruments:

Derivative financial instruments are measured at fair values, which are determined with reference to quoted bid or ask prices where available. In the absence of an active market or direct quote, Trilogy determines fair value based on internal valuation models, such as discounted cash flow analysis, using management estimates and observable market-based inputs, as applicable. Management estimates include assumptions concerning the amount and timing of estimated future cash flows and application of appropriate discount rates. Observable market-based inputs are sourced from third parties and include interest rates, currency spot rates and forward rates, as applicable.

Disclosure of Outstanding Share Data

	As of December 31,

Unit Class	2016 (1) (2)	2015	2014
A	206,892	201,146	201,146
B	141,496	141,496	141,496
C	7,537	7,537	7,537
C-1	5,444	5,444	5,444
Total	361,369	355,623	355,623
Basic	348,388	342,642	342,642

Notes:
(1)In connection with the completion of the Arrangement on February 7, 2017, Trilogy’s historical members units and profit interest units were recapitalized into 157,339,668 Class A Units, 44,177,149 Class B Units and 39,334,917 Class C Units in each case having different rights than the previously outstanding Class A Units, Class B Units and Class C Units. To consummate the transaction, the Company issued all the new Class A Units and Class B Units to TIP Inc. in exchange for substantially all the net monetary assets of TIP Inc. See “Corporate Structure” in TIP Inc.’s AIF for additional information.
(2)Excludes the additional $1.5 million of Class A units issued to Juan Pablo Calvo, Chief Executive Officer of NuevaTel, in December 2016, as a one-time equity grant. This equity is subject to vesting and was made as part of a compensation package to incent continued performance.

Risk and Uncertainty Affecting Trilogy’s Business
Trilogy is exposed to various types of market risk in the normal course of business. The principal market risks to which Trilogy is exposed are foreign currency exchange risk and interest rate risk. Trilogy employs risk management strategies, which may include the use of a variety of derivatives including cross currency swaps, forward exchange contracts and interest rate swaps.

It is Trilogy’s general policy to enter into interest rate, foreign currency and other derivative transactions only to the extent necessary to achieve Trilogy’s desired objectives in limiting its exposure to various market risks. Trilogy’s objectives include maintaining a mix of fixed and variable rate debt to lower borrowing costs within reasonable risk parameters and to protect against earnings and cash flow volatility resulting from changes in market conditions. Trilogy does not hedge its market risk exposure in a manner that would completely eliminate the effect of changes in interest rates and foreign exchange rates on its earnings. Trilogy does not expect that its results of operations, liquidity and cash flows will be materially affected by these risk management strategies.

Under the terms of Trilogy derivative financial instruments, the other parties expose us to credit risk in the event of nonperformance; however, Trilogy does not anticipate the nonperformance of any of Trilogy’s counterparties. Further, Trilogy instruments do not contain credit rating triggers that could affect its liquidity. Trilogy does not hold or issue derivative instruments for trading or speculative purposes.

Exchange Rate Risks
Trilogy is exposed to fluctuations of the U.S. dollar against certain other currencies. Trilogy’s functional currency for its consolidated Bolivian operations is the U.S. dollar. Gains and losses from remeasurement of foreign currency financial statements into U.S. dollars are included in other income (expense) in the period in which they occur. The functional currency of Trilogy’s consolidated operations in New Zealand is the New Zealand dollar. Trilogy translates 2degrees’ financial statements into U.S dollars. 2degrees’ results of operations are translated at average exchange rates during the period and assets and liabilities are translated at end of period exchange rates.

Trilogy is exposed to foreign exchange rate risk associated with the underlying interest and principal payments on U.S. dollar purchase commitments.

2degrees has entered into various short-term forward exchange contracts (see Note 10 – Derivative Financial Instruments within the Trilogy Audited Annual Financial Statements) to manage exposure to fluctuations in foreign currency exchange rates. These derivative instruments have not been designated for hedge accounting; thus changes in the fair value are recognized in earnings in the period incurred.

Trilogy is also exposed to foreign exchange rate risk associated with the underlying interest and principal payments on the license obligation for the license acquired by a subsidiary of Trilogy in October 2013 denominated in NZD (see Note 5 – Goodwill, License Costs and Other Intangibles Assets within the Trilogy Audited Annual Financial Statements).

Interest Rate Risks
Trilogy is subject to interest rate risk primarily associated with its borrowings under the New Zealand Senior Facilities Agreement and the Bolivian Syndicated Loan (see Note 9 – Debt within the Trilogy Audited Annual Financial Statements). Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Specific interest rate risk includes the risk of increasing interest rates on floating-rate debt and increasing interest rates for planned new fixed rate long-term financings or refinancing of existing credit facilities.

2degrees has entered into various interest rate swap agreements (see Note 10 – Derivative Financial Instruments within the Trilogy Audited Annual Financial Statements) to fix a portion of its future interest payments under the New Zealand Senior Facilities Agreement. These derivative instruments have not been designated for hedge accounting; thus changes in the fair value are recognized in earnings in the period incurred.

Other Risks
In addition to the foregoing, Trilogy is exposed to certain other risks related to the operation of its business. These risks do not differ significantly from the risk factors in respect of TIP Inc. and described under the heading “Risk Factors” in TIP Inc.’s AIF filed on March 27, 2017 on TIP Inc.’s SEDAR profile at www.sedar.com.

Controls and procedures
As the Arrangement was not completed until after the year ended December 31, 2016, TIP Inc. is not required to file certifications by its Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”) with the Canadian securities regulatory authorities in respect of the Trilogy Audited Annual Financial Statements for the year ended December 31, 2016. Notwithstanding that certifications are not required, TIP Inc. is now required to establish and maintain adequate Internal Control over Financial Reporting (“ICFR”) and Disclosure Controls & Procedures (“DC&P”) following the completion of the Arrangement.

The CEO and the CFO of TIP Inc. are satisfied that, as of December 31, 2016, the Company’s disclosure controls and procedures have provided reasonable assurance that material information relating to the Company and its subsidiaries has been brought to their attention and that information required to be disclosed pursuant to applicable securities legislation has been recorded, processed, summarized and reported in an appropriate and timely manner.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the CEO and CFO believe that the Company’s disclosure controls and procedures are effective at that reasonable assurance level, although the CEO and CFO do not expect that the DC&P or ICFR will prevent or detect all errors and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. TIP Inc. will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make such modifications from time to time as it considers necessary.

In connection with the preparation of our financial statements for the year ended December 31, 2016, certain control deficiencies were identified that, in the aggregate, were determined to be a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our financial statements will not be prevented or detected on a timely basis. We have not identified, nor are we aware of, any material misstatements in our financial statements, notwithstanding our material weakness determination.

2degrees has experienced significant growth in operations and resulting revenues, expenses, and balance sheet accounts since its launch. The accounting, compliance, and information technology (“IT”) control processes and documentation, along with staffing to support these processes at 2degrees, have not been developed to sufficiently address the increased scale and complexity in the business during this expansion. As a result, the documentation, rigor, and level of precision of the review process related to period end balance sheet reconciliations for certain key accounts as well as IT processes were found to be deficient. While no material errors or adjustments that would impact the financial statements were identified, the aggregation of deficiencies noted gave rise to the material weakness in internal controls over financial reporting.

The primary factors contributing to the material weakness, which relates to the financial reporting close process at 2degrees, were:

  Effective controls were not maintained that would provide reasonable assurance that accounts were complete and accurate and agreed to detailed support, and that account reconciliations were properly performed, reviewed appropriately and approved.

  Adequate policies and procedures were not in place that would ensure the timely, effective review of estimates, assumptions and related reconciliations and analyses of certain key accounts.

TIP Inc. has initiated measures to remediate the underlying causes of the material weakness, and is in the process of documenting, assessing and testing our internal control over financial reporting as part of efforts to comply with Section 404 of the Sarbanes-Oxley Act and Canadian securities requirements when required. Management will identify additional staffing to fill needs in the accounting, compliance and IT areas at 2degrees who will be responsible for further developing balance sheet reconciliation and IT oversight processes and controls including adding depth, rigor, and precision to reviews of periodic reconciliations of key accounts. Senior management has discussed the aforementioned material weakness with TIP Inc.’s Audit Committee and the Board of Directors of TIP Inc., both of which will continue to review progress on these remediation activities on a regular and ongoing basis. At this time, no assurance can be provided that the actions and remediation efforts to be taken or implemented will effectively remediate the material weakness described above or prevent the incidence of other material weaknesses in TIP Inc.’s internal controls over financial reporting in the future.

Notwithstanding the identified material weakness, management believes the consolidated financial statements fairly present in all material respects our financial condition, results of operations and cash flows at and for the periods presented in accordance with U.S. GAAP.

Except as disclosed above, there have been no other significant changes made to the Company’s internal controls over financial reporting during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Definitions and Reconciliations of Non-GAAP Measures

Trilogy reports certain non-U.S. GAAP measures that are used to evaluate the performance of Trilogy and the performance of its segments, as well as to determine compliance with debt covenants and to manage the capital structure. As non-U.S. GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable GAAP measure.

Consolidated Adjusted EBITDA and Adjusted EBITDA Margin

Consolidated Adjusted EBITDA (“Adjusted EBITDA”) represents Loss from continuing operations excluding amounts for: income tax expense; interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); (gain) loss on disposal and abandonment of assets; and all other non-operating income and expenses. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service Revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. Trilogy’s management believes Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow management to evaluate Trilogy’s performance by removing from its operating results items that do not relate to core operating performance. Trilogy’s management believes that certain investors and analysts use Adjusted EBITDA to value companies in the telecommunications industry. Trilogy’s management believes that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA Margin to evaluate the performance of Trilogy’s business. Adjusted EBITDA and Adjusted EBITDA Margin have no directly comparable GAAP measure. The following table provides a reconciliation of Adjusted EBITDA to the most closely related financial measure reported under GAAP, Loss from continuing operations.

Consolidated Adjusted EBITDA (in millions)	For the Year Ended December 31,
	2016	2015	2014
Loss from continuing operations	$(40.6)	$(41.1)	$(34.9)

Interest expense	69.1	62.3	61.8
Depreciation, amortization and accretion	105.5	93.1	88.4
Debt modification costs	3.8	-	-
Income tax expense	7.6	15.2	22.0
Other, net	0.1	4.3	2.6
Equity-based compensation	2.7	1.3	1.9
Loss on disposal and abandonment of assets	0.6	2.3	2.5
Acquisition and other nonrecurring costs(1)	4.2	2.0	-
Consolidated Adjusted EBITDA(2)	$153.1	$139.4	$144.3
Consolidated Adjusted EBITDA Margin	26%	26%	27%

Notes:

(1)Includes $1.0 million related to the cash paid to acquire additional equity interest in 2degrees, during the third quarter of 2016 (see Note 16 –Noncontrolling interest in consolidated subsidiaries within the Trilogy Audited Annual Financial Statements for further details). Also included are the public company compliance and preparation expenses incurred in connection with the transaction with Alignvest and other nonrecurring costs.

(2)In July 2013, Trilogy sold to Salamanca Holding Company, a Delaware limited liability company, 80% of its interest in its wholly owned subsidiary Salamanca Solutions International LLC (“SSI”) Although Trilogy holds a 20% equity interest in SSI, due to the fact that NuevaTel is SSI’s primary customer, Trilogy is considered SSI’s primary beneficiary, and as such, Trilogy consolidate 100% of SSI’s net losses. The impact on Trilogy’s consolidated results of the 80% Trilogy does not own was to increase or (reduce) Adjusted EBITDA by $0.1 million, $(0.4) million and $(0.9) million for the years ended December 31, 2016, 2015 and 2014, respectively.

Consolidated Equipment Subsidy

Equipment subsidy (“Equipment Subsidy”) is the cost of devices in excess of the revenue generated from equipment sales and is calculated by subtracting Cost of equipment sales from Equipment sales. Management uses Equipment Subsidy on a consolidated level to evaluate the net loss that is incurred in connection with the sale of equipment or devices in order to acquire and retain subscribers. Consolidated equipment subsidy is used in computing equipment subsidy per gross addition. A reconciliation of equipment subsidy to Equipment sales and Cost of equipment sales, both U.S. GAAP measures, is presented below:

Equipment Subsidy
	For the Year Ended December 31,
(in millions)	2016	2015	2014

Cost of Equipment sales	$197.9	$154.6	$104.1
Less: Equipment sales	(178.8)	(142.8)	(77.3)
Equipment Subsidy	$19.1	$11.7	$26.8

Key Industry Performance Measures – Definitions

The following measures are industry metrics that management finds useful in assessing the operating performance of Trilogy, and are often used in the wireless telecommunications industry, but do not have a standardized meaning under U.S. GAAP.

  Monthly average revenue per wireless user (“ARPU”) is calculated by dividing average monthly wireless service revenues during the relevant period by the average number of wireless subscribers during such period.

  Wireless data revenues (“data revenue”) are a component of wireless service revenues that are attributed to the use of web navigation, SMS, MMS and value-added services, that are conducted by the subscriber over the wireless network through their device.

  Wireless service revenues (“wireless service revenue”) is a component of total revenues that excludes wireline revenues, equipment revenues and non-subscriber international long distance revenues; it captures wireless performance and is the basis for the blended wireless ARPU and data as a percentage of wireless service revenue calculations.

  Wireless data average revenue per wireless user is calculated by dividing monthly data revenues during the relevant period by the average number of wireless subscribers during the period.

  Churn (“churn”) is the rate at which existing subscribers cancel their services, subscribers are suspended from accessing the network or subscribers have no revenue generating event within the most recent 90 days, expressed as a percentage. Churn is calculated by dividing the number of subscribers disconnected by the average subscriber base. It is a measure of monthly subscriber turnover.

  Cost of Acquisition (“cost of acquisition”) represents the total cost associated with acquiring a subscriber and is calculated by dividing total Sales and Marketing expense plus Cost of equipment sales minus Equipment sales during the relevant period by the number of new wireless subscribers added during the relevant period.

  Equipment subsidy per gross addition is calculated by dividing Equipment Subsidy by the number of new wireless subscribers added during the relevant period. Equipment Subsidy is the cost of devices in excess of the revenue generated from equipment sales and is used to evaluate the net loss that is incurred in connection with the sale of equipment or devices in order to acquire and retain subscribers; equipment subsidies includes devices acquired and sold for wireline subscribers.

  Capital intensity (“capital intensity”) represents purchases of property and equipment divided by total Service Revenues. Trilogy’s capital expenditures do not include expenditures on spectrum licenses. Capital intensity allows Trilogy to compare the level of Trilogy’s additions to property and equipment to those of other companies within the same industry.